CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC  20004

February 24, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn:	Mrs. Thompson, Branch Chief
Division of Corporation Finance

Re:	CYIOS Corporation
File No. 0-27243

Dear Mrs. Thompson:

Thank you for your comment letter dated January 5, 2010 (the “Comment Letter”).  We are prepared to file our amended Form 10-K/A for the year ended December 31, 2007 and the forms 10-Q/A for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009, and September 30, 2009 of CYIOS Corporation (the “Company”) which incorporate the responses to your comments, but we first wanted to send marked copies of the amendments  (10-K/A for December 31, 2007 and 10-Q/A for September 30, 2009—changes highlighted in yellow) and disclosures to the Commission for review.

The responses to your comments are numbered to match the comments provided in the comment letter and begin on the following pages:

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Securities and Exchange Commission
February 24, 2010

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8 A (T), Controls and Procedures, page 17

Response 1:   Revised—we confirm the changes in future form 10-K.

Certifications

Response 2:   Revised wording in the certification and confirm that we will make changes in future form 10-K.

Form 10-Q for Fiscal Quarter Ending September 30, 2009

Item 4T. Controls and Procedures, page 19

Response 3:   Revised

Certifications:

Response 4:   Revised certification and confirm that we will make changes in future filings.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan
Chief Executive Officer and President
Enclosures

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number 000-27243

CYIOS CORPORATION
(Name of Registrant issuer in its charter)

Nevada	03-7392107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Pennsylvania Ave, Suite 700, Washington D.C.	20004
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number	(703) 294-9933

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act

Common Stock, $0.001 par value

Check whether issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

CYIOS Corporation’s revenues for the fiscal year ended December 31, 2007 were: $2,185,464

The aggregate market value of the voting and non-voting common equity held by non-affiliates of CYIOS Corporation (consisting solely of 9,575,916 shares of common stock, $0.001 par value) was approximately $861,832 based on the average bid and asked price of such common stock ($0.09) as of March 27, 2008.

At March 27, 2008, CYIOS Corporation had 25,552,210 shares of common stock CYIOS Corporation.

DOCUMENTS INCORPORATED BY REFERENCE.

None.

Transitional Small Business Disclosure Format (Check One):  Yes ☐; No ☒

PART I

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB, press releases and certain information provided periodically in writing or verbally by our officers or our agents contain statements which constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “intend”, “plan”, “goal”, and similar expressions and variations thereof are intended to specifically identify forward-looking statements. These statements appear in a number of places in this Form 10-KSB and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of us, our directors or our officers, with respect to, among other things: (i) our liquidity and capital resources; (ii) our financing opportunities and plans; (iii) our ability to generate revenues; (iv) market and other trends affecting our future financial condition or plan of operation; and (v) our growth and operating strategy.

Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, those set forth in Part II, Item 6 of this annual report on Form 10-KSB, entitled “Management’s Discussion and Analysis or Plan of Operation”, and including, without limitation, the “Risk Factors” beginning on page 5 of this annual report. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Form 10-KSB after the date of this report.

Item 1. Description of Business.

Corporate History

CYIOS® Corporation (“we”, “us”, “our”, “CYIOS®” or the “Company”) was incorporated under the laws of the state of Nevada on October 13, 1997 as Halo Holdings of Nevada, Inc., for purposes of acquiring Halo Holdings, Inc., a Delaware corporation, operating in the aviation and extreme sports entertainment industries.  In March 1999, we sold our extreme sports division.  Between February 1999 and April 1999 we acquired three operating entities engaged in the business of providing integrated internet access and professional consulting services, and, on July 9, 1999, we changed our name to A1 Internet.com, Inc. to more accurately reflect our then-current operations. In June 2000, in addition to our other operations, we entered into the business of providing long distance services. In December 2000, we discontinued the operations of several of our subsidiaries which were not focused on our then-core competencies, and on October 15, 2001 we changed our name to WorldTeq Group International, Inc. (“WorldTeq”).

Effective April 7, 2005 we completed a 1-for-30 reverse stock split of our outstanding shares of common stock and changed our name to China Print, Inc., in anticipation of entering into an agreement and plan of merger with Harbin Yinhai Technology Development Company Ltd., a People’s Republic of China company (“HYT”). In June of 2005, the transaction with HYT was terminated.

On September 19, 2005, we entered into an agreement with CYIOS Corporation, a District of Columbia corporation (“CYIOS® DC”), and Timothy Carnahan, whereby we acquired 100% of the issued and outstanding capital stock of CYIOS® DC in exchange for 19,135,000 shares or our common stock. On September 27, 2005 we changed our name to CYIOS® Corporation.

Overview of Principal Products and Services

CYIOS® is a holding company made up of two operating subsidiaries: CYIOS Corporation, a District of Columbia corporation (“CYIOS® DC”), and CKO Inc., a District of Columbia corporation (“CKO”).  CYIOS® DC builds knowledge management solutions, supports organizations with business continuity and IT services for the Department of Defense (“DoD”) community.  CKO is the product arm of CYIOS® that offers CYIPRO™, a business transformation tool that utilizes the first project-based operating system to build knowledge centric organizations. CYIPRO™ provides a virtual work space for collaboration, project management, and document management to help manage people, processes and information.  CYIPRO™ also provides key solutions for compliance with Securities and Exchange Commission (“SEC”) Sarbanes-Oxley regulations and compliance with Defense Contract Audit Agency (“DCAA”) and performance based contracting for government contractors.

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CYIOS® DC

We believe CYIOS® DC is recognized as a premier knowledge management solution provider for the DoD.  Established in 1994, we have worked closely with the United States military as a small business contractor providing innovative and comprehensive solutions for the Army’s General Officers and high-level military agencies.  We pioneered what we believe to be the largest knowledge management portal, U.S. Army Knowledge Online (“AKO”). We win our business through bidding against other companies for government contracts.  These bids may be done independently or through teaming arrangements with other contractors.

Timothy Carnahan, our president and Chief Executive Officer, has over 14 years of executive and technical experience with the highest levels of the U.S. government. When supporting the Army General Officer Management Office, Mr. Carnahan designed and implemented the first Knowledge Management (“KM”) system for the Army, America’s Army Online, which became the core for AKO, the portal that supports over 1.8 million soldiers and civilians worldwide. We believe that AKO has become the KM paradigm for the DoD. The DoD intends to increase its KM spending from $387 million in the fiscal year 2005 to $524 million in the fiscal year 2010, representing a growing potential market for CYIOS®, where KM is our core competency in both product and service support.

With KM as a major focal point for us, the term and market need further explanation. KM is the name of a concept in which an enterprise consciously and comprehensively gathers, organizes, shares, and analyzes its information in terms of resources, documents, and people skills. In early 1998, it was believed that few enterprises actually had a comprehensive knowledge management practice (by any name) in operation. Advances in technology and the way we access and share information have changed that; it has been proven that successful organizations have some kind of knowledge management framework in place.  KM involves data mining and a method or operation to share information among users.

We use our expertise in KM, performance-based contracting, enterprise management, and web-based application development to bid on U.S. government contracts.  Historically the company has focused on supporting the U.S. Army, but under its new growth strategy, it is beginning to look at bids from other DoD agencies as well as all U.S. government agencies.

CKO

CKO Inc. markets and sells the software product CYIPRO™. CYIPRO™ is a secure, web-based virtual office that uses an array of tools to give any organization the ability to manage and retain knowledge, collaborate data and ideas, and securely store and share information, all for the purpose of making an organization more efficient and therefore more successful. Using the features of CYIPRO™, users can access and manage their entire organization online from any computer with an Internet connection and web browser or from a mobile device with Internet capability. The result: connected, organized and effective business practices.

The tools of our full online office suite include e-mail, document and file management, calendar, tasks, meetings, contacts, project management, reporting, and timesheet management. The power of managing knowledge and collaboration is unleashed when all of these individual components are shared and used within an entire organization, a division, or a project team.  We believe CYIPRO™ will remove the dependency of working from an organization’s office, which will free employees to access their e-mail, documents, projects, contacts, and reports from any geographic location at anytime. We believe operational costs are also reduced as CYIPRO™ helps small businesses eliminate the burdensome expenses of owning and maintaining servers, associated software, and an internal or outsourced IT staff.

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Recent Developments

In February of 2007, we used the services of InterPlan Systems to co-write a proposal for a U.S. Navy agency. This is large multi-award contract which was awarded to us in May of 2007; it is for a term of 5 years. As part of the process, we had to undergo a DCAA audit in order to start work. The DCAA audit was completed in late September 2007. With the assistance of our CYIPRO™ system’s cost accounting function we were able to show complete accountability for our job costing and passed the DCAA audit.  The Navy spends $5 billion a year on this contract vehicle. We are capable of bidding in all seven zones that cover the United States. We are looking to partner with sub contractors to support all the bids that are being released.

In December 2007, we won an Army contract to build and sustain a knowledge management solution for the Senior Leadership of the Army. This contract is for a period of 5 years with a value of $4.6 million. We will begin to recognize revenue in January 2008.

Competition

As a small business, we have eliminated discussions of the mid to large size companies. In the small business space, there are generally about 300 IT contractors that bid against us. We further separate ourselves with our security clearance to an estimated 150 IT contractors. As we get into our specific field of KM, we estimate our competition is narrowed to under 50 companies.

Dependence on Few Major Customers

We are either a prime or sub contractor on contracts with Titan Corporation, Information Management Support Center and GOMO/SLD.  Loss of these contracts could have a material adverse effect upon our financial condition and results of operations.  We believe that federal governmental agencies will continue to be the source of all or substantially all of our revenues for the foreseeable future.

Government Regulations

All work performed in our space is governed by the federal acquisition regulation. There are small deviations from this named defense federal acquisition regulation.

Intellectual Property

Overview

We rely on a combination of trademarks, trade secrets and contract law rights in order to protect our brand, intellectual property assets and confidential or proprietary information (our “Proprietary Rights”). Our Proprietary Rights are among the most important assets we possess and we depend significantly on these Proprietary Rights in being able to effectively compete in our industry. We cannot be certain that the precautions we have taken to safeguard our Proprietary Rights will provide meaningful protection from the unauthorized use by others. If we must pursue litigation in the future to enforce or otherwise protect our Proprietary Rights, or to determine the validity and scope of the rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, we may not have adequate remedies if our Proprietary Rights are appropriated or disclosed.

Trademarks

As of the fiscal year ended December 31, 2007, CYIOS DC has registered the CYIOS®, and CKO has applied for registration of the CYIPRO™ logo with the United States Patent and Trademark Office in order to establish and protect our brand name and logo as part of our Proprietary Rights.

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Copyrights

We claim copyright protection and rights to our CYIPRO™ software and operating system.

Trade Secrets

Whenever we deem it important for purposes of maintaining competitive advantages, we will require parties with whom we share, or who otherwise are likely to become privy to, our trade secrets or other confidential information to execute and deliver to us confidentiality and/or non-disclosure agreements. Among others, this may include employees, consultants and other advisors, each of whom we would require execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements will generally provide that all confidential information developed or made known to the individual by us during the course of the individual’s relationship with us is to be kept confidential and not to be disclosed to third parties except under specific circumstances.

As of the fiscal year ended December 31, 2007, we have entered into no confidentiality and/or non-disclosure agreements with our employees, consultants or advisors.

Employees

As of December 31, 2007, we had 17 full-time employees, with 2.5 in executive management and administration, 1.5 in product development and technical operations, and 13 on service contracts on either prime or subcontracted contracts with the United States federal government.

We are not subject to any collective bargaining agreements and believe our relationships with our employees to be excellent.

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RISK FACTORS

Our business entails a significant degree of risk and uncertainty, and an investment in our securities should be considered highly speculative. What follows is a general description of the material risks and uncertainties, which may adversely affect our business, our financial condition, including liquidity and profitability, and our results of operations, ultimately affecting the value of an investment in shares of our common stock. In addition to other information contained in this annual report on Form 10-KSB, you should carefully consider the following cautionary statements and risk factors:

General Business Risks

Our limited operating history may not serve as an adequate basis upon which to judge our future prospects and results of operations.

We were incorporated in October 1997, but only began our present operation in September 2005, and, as such, we have a limited operating history, and our historical operating activities may not provide a meaningful basis upon which to evaluate our business, financial performance or future prospects.  We may not be able to achieve similar operating results in future periods, and, accordingly, you should not rely on our results of operation for prior periods as indications of our future performance.

Our historical operating losses and negative cash flows from operating activities raise an uncertainty as to our ability to continue as a going concern.

We have a history of operating losses and negative cash flows from operating activities. In the event that we are unable to sustain our current profitability or are otherwise unable to secure external financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our security holders losing their entire investment. Our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern.

Our liquidity and capital resources are very limited.

Our ability to fund working capital and anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions, our ability to win government contracts, our private customers, actions of our competitors and other factors that are beyond our control. Our ability to fund operating activities is also dependent upon (i) the extent and availability of bank and other credit facilities, (ii) our ability to access external sources of financing, and (iii) our ability to effectively manage our expenses in relation to revenues. There can be no assurance that our operations and access to external sources of financing will continue to provide resources sufficient to satisfy liabilities arising in the ordinary course of our business.

Our accumulated deficit makes it more difficult for us to borrow funds.

As of the fiscal year ended December 31, 2007, and as a result of historical operating losses from prior years, our accumulated deficit was $23,816,970. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

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Risks Associated with our Business and Industry

We depend on contracts with federal government agencies for all of our revenue, and if our relationships with these agencies were harmed our future revenues and growth prospects would be adversely affected.

Revenues derived from contracts with federal government agencies accounted for all of our revenues for the fiscal year ended December 31, 2007, and we believe that federal government agencies will continue to be the source of all or substantially all of our revenues for the foreseeable future. For this reason, any issues that compromise our relationship with agencies of the federal government in general, or with the Department of Defense in particular, would have a substantial adverse effect on our business. Key among the factors in maintaining our relationships with federal government agencies are our performance on individual contracts, the strength of our professional reputation and the relationships of our key executives with government personnel. To the extent that our performance does not meet expectations, or our reputation or relationships with one or more key personnel are impaired, our business, financial condition and results of operations will be negatively affected and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

The federal government may modify, curtail or terminate our contracts at any time prior to their completion, which would have a material adverse affect on our business.

Federal government contracts are highly regulated and federal laws and regulations require that our contracts contain certain provisions which allow the federal government to, among other things:

•	terminate current contracts at any time for the convenience of the government, provided such termination is made in good faith;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	curtail or modify current contracts if requirements or budgetary constraints change; and

•	adjust contract costs and fees on the basis of audits done by its agencies.

Should the federal government modify, curtail or terminate our contracts for any reason, we may only recover our costs incurred and profit on work completed prior to such modification, curtailment or termination. The federal government regularly reviews our costs and performance on its contracts, as well as our accounting and general business practices. The federal government may reduce the reimbursement for our fees and contract-related costs as a result of such an audit.  There can be no assurance that one or more of our federal government contracts will not be modified, curtailed or terminated under these circumstances, or that we would be able to procure new federal government contracts to offset the revenue lost as a result of any modification, curtailment or termination. As our revenue is dependent on our procurement, performance and receipt of payment under our contracts with the federal government, the loss of one or more critical contracts could have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

The federal government has increasingly relied upon contracts that are subject to a competitive bidding process. If we are unable to consistently win new awards under these contracts our business may be adversely affected.

We obtain many of our contracts with the federal government through a process of competitive bidding and, as the federal government has increasingly relied upon contracts that are subject to competitive bidding, we expect that much of the business we are awarded in the foreseeable future will be through such a process.  There are substantial costs and a number of risks inherent in the competitive bidding process, including the costs associated with management time necessary to prepare bids and proposals that we may not be awarded, our failure to accurately estimate the resources and costs required to service contracts that we are awarded, and the risk that we may encounter unanticipated expenses, delays or modifications to contracts previously awarded.  Our failure to effectively compete and win contracts through, or manage the costs and risks inherent in the competitive bidding process could have a material adverse effect on our business, financial condition and results of operations.

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Our revenues and growth prospects may be adversely affected if we or our employees are unable to obtain the requisite security clearances or other qualifications needed to perform services for our customers.

Many federal government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract. Employee misconduct, including security breaches, or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or our ability to contract with the federal government, which would have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

Because we are a federal government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with applicable laws or regulations could have a material adverse effect on our business and reputation.

Because we are a federal government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with applicable laws or regulations could have a material adverse effect on our business and reputation. Such misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in federal government contracts and any other applicable laws or regulations. Many of the systems we develop involve managing and protecting information relating to national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. Other examples of potential employee misconduct include time card fraud and violations of the Anti-Kickback Act. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees could subject us to fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, any of which would have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers. Such laws and regulations may potentially impose added costs on our business and our failure to comply with applicable laws and regulations may lead to penalties and the termination of our federal government contracts. Some significant regulations that affect us include:

•	the Federal Acquisition Regulations and their supplements, which regulate the formation, administration and performance of federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations; and

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

Additionally, our contracts with the federal government are subject to periodic review and investigation. Should such a review or investigation identify improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of our contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. We could also suffer harm to our reputation, which would impair our ability to win awards of contracts in the future or receive renewals of existing contracts. Although we have never had any material civil or criminal penalties or administrative sanctions imposed upon us, it is not uncommon for companies in our industry to have such penalties and sanctions imposed on them. If we incur a material penalty or administrative sanction in the future, our business, financial condition and results of operations could be adversely affected.

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Our business is subject to routine audits and cost adjustments by the federal government, which, if resolved unfavorably to us, could adversely affect our financial condition.

Federal government agencies routinely audit and review their contractors’ performance, cost structure and compliance with applicable laws, regulations and standards. They also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Such audits may result in adjustments to our contract costs, and any costs found to be improperly allocated will not be reimbursed.

We incur significant pre-contract costs that if not reimbursed would deplete our cash balances and adversely affect our financial condition.

We often incur costs on projects outside of a formal contract when customers ask us to begin work under a new contract that has yet to be executed, or when they ask us to extend work we are currently doing beyond the scope of the initial contract. We incur such costs at our risk, and it is possible that the customers will not reimburse us for these costs if we are ultimately unable to agree on a formal contract which could have an adverse effect on our business, financial condition and results of operations.

Our intellectual property may not be adequately protected from unauthorized use by others, which could increase our litigation costs and adversely affect our business.

Our intellectual properties, including our brands, are some of the most important assets that we possess in our ability to generate revenues and profits and we rely significantly on these intellectual property assets in being able to effectively compete in our markets. However, our intellectual property rights may not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and services and a reduction in our own ability to generate revenue. Moreover, if we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case.

We face substantial competition in attracting and retaining qualified senior management and key personnel and may be unable to develop and grow our business if we cannot attract and retain as necessary, or if we were to lose our existing, senior management and key personnel.

Our success, to a large extent, depends upon our ability to attract, hire and retain highly qualified and knowledgeable senior management and key personnel who possess the skills and experience necessary to execute our business strategy. Our ability to attract and retain such senior management and key personnel will depend on numerous factors, including our ability to offer salaries, benefits and professional growth opportunities that are comparable with and competitive to those offered by more established companies operating in our industries and market segments. We may be required to invest significant time and resources in attracting and retaining, as necessary, additional senior management and key personnel, and many of the companies with which we will compete for any such individuals have greater financial and other resources, affording them the ability to undertake more extensive and aggressive hiring campaigns, than we can. Furthermore, an important component to overall compensation offered to senior management and key personnel may be equity. If our stock prices do not appreciate over time, it may be difficult for us to attract and retain senior management and key personnel. Moreover, should we lose our key personnel, we may be unable to prevent the unauthorized disclosure or use of our trade secrets, including our practices, procedures or client lists. The normal running of our operations may be interrupted, and our financial condition and results of operations negatively affected, as a result of any inability on our part to attract or retain the services of qualified and experienced senior management and key personnel, our existing key personnel leaving and a suitable replacement not being found, or should any former member of senior management or key personnel disclose our trade secrets.

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The loss of our Chief Executive Officer could have a material adverse effect on our business.

Our success depends to a large degree upon the skills, network and professional business contacts of our Chief Executive Officer, Timothy Carnahan. We presently do not maintain key person life insurance on, and have no employment agreement with, Timothy Carnahan, and there can be no assurance that we will be able to retain him or, should he choose to leave us for any reason, to attract and retain a replacement or additional key executives. The loss of our Chief Executive Officer would have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, raising substantial doubts as to our ability to continue as a going concern.

Risks Associated with an Investment in our Common Stock

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are quoted on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.) under the symbol “CYIO”, there is not currently an active trading market for our common stock and an active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Since our common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	changes in, or failure to achieve, financial estimates by securities analysts;

•	new products or services introduced or announced by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock; and

•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

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Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock is quoted on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the Nasdaq National Market, you may have difficulty reselling any of the shares of our common stock that you may own.

Our common stock is subject to the “penny stock” regulations, which are likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on a national securities exchange or quoted on the Nasdaq National Market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver to a prospective investor a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the prospective investor with current bid and ask quotations for the penny stock;

•	explain to the prospective investor the compensation of the broker-dealer and its salesperson in the transaction;

•	provide investors monthly account statements showing the market value of each penny stock held in the their account; and

•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Future issuances by us or sales of our common stock by our officers or directors may dilute your interest or depress our stock price.

We may issue additional shares of our common stock in future financings or may grant stock options to our employees, officers, directors and consultants under our 2006 Employee Stock Option Plan and 2007 Equity Incentive Plan. Any such issuances could have the effect of depressing the market price of our common stock and, in any case, would dilute the interests of our common stockholders. Such a depression in the value of our common stock could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation. Furthermore, shares owned by our officers or directors which are registered in a registration statement, or which otherwise may be transferred without registration pursuant to an applicable exemptions under the Securities Act of 1933, as amended, may be sold. Because of the perception by the investing public that a sale by such insiders may be reflective of their own lack of confidence in our prospects, the market price of our common stock could decline as a result of a sell-off following sales of substantial amounts of common stock by our officers and directors into the public market, or the mere perception that these sales could occur.

10

We do not intend to pay any common stock dividends in the foreseeable future.

We have never declared or paid a dividend on our common stock and, because we have very limited resources and a substantial accumulated deficit, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock.

Item 2. Description of Property.

All of our property is leased and we do not own any real property.

Our headquarters are located at The Ronald Reagan Building, 1300 Pennsylvania Ave, Suite 700 Washington D.C. 20004. We lease this 150 square foot space for a term of 12 months, with 8 months remaining on the lease as of the fiscal year ended December 31, 2007, at a rate of $1,040 per month. There are three employees based in our headquarters, the remainder of our employees work on-site at our customers’ locations, and, as such we do not maintain separate office or other space for these employees.

Item 3. Legal Proceedings.

As of the date of this annual report on Form 10-KSB for the fiscal year ended December 31, 2007, there were no pending material legal proceedings to which we were a party and we are not aware that any were contemplated.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted during the fourth quarter of the fiscal year covered by this annual report on Form 10-KSB to a vote of our security holders, through the solicitation of proxies or otherwise.

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PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

Our shares of common stock trade on the OTC Bulletin Board under the symbol “CYIO”. The following is a summary of the high and low bid prices of our common stock on the OTC Bulletin board during the periods presented, as reported by the NASDAQ Stock Market, Inc.  Such prices represent inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily accurately represent actual transactions.

	Year Ended December 31,		Year Ended December 31,
	2007		2006
	High	Low	High	Low

First Quarter	$0.50	$0.08	$1.70	$0.30
Second Quarter	$0.40	$0.11	$1.04	$0.44
Third Quarter	$0.23	$0.13	$0.85	$0.44
Fourth Quarter	$0.30	$0.10	$0.45	$0.08

As of the fiscal year ended December 31, 2007 we had approximately 114 shareholders of record (excluding the number of persons or entities holding shares of our common stock in nominee or street name through one or more brokerage firms).

Dividends

We have neither declared nor paid any cash dividends on our shares of common stock and do not anticipate declaring or paying any dividends in the foreseeable future. The decision to declare future dividends, if any, will depend upon our results of operations, financial condition, current and future anticipated capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors may deem relevant. Although it is our intention to retain future earnings, if any, for use in our business operations, there are currently no restrictions in place that would limit our ability to pay dividends.

Reverse Stock Split

Effective April 7, 2005 we completed a 1-for-30 reverse stock split of our outstanding shares of common stock, unless otherwise indicated all references to our outstanding shares of common stock in this annual report on Form 10-KSB reflect the reverse stock split.

Equity Incentive Plans

On April 21, 2006, the sole member of our board of directors approved the adoption of our 2006 Employee Stock Option Plan (the “2006 Plan”). The 2006 Plan provides for the issuance of a maximum of 3,000,000 shares of common stock in connection with stock options granted there under, plus an annual increase to be added on the first nine anniversaries of the effective date of the 2006 Plan, equal to at least (i) 1% of the total number of shares of common stock then outstanding, (ii) 350,000 shares, or (iii) a number of shares determined by our board of directors prior to such anniversary date.  The 2006 Plan has a term of 10 years and may be administered by our board of directors or by a committee made up of not less than 2 members of appointed by our board of directors. Participation in the 2006 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries. Incentive stock options granted pursuant to the 2006 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of our common stock on the date of grant. Awards granted pursuant to the 2006 Plan may not have a term exceeding 10 years and will vest upon conditions established by our board of directors.

On November 12, 2007, the sole member of our board of directors approved the adoption of our 2007 Equity Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the issuance of a maximum of 3,500,000 shares of common stock in connection with awards granted there under, which may include stock options, restricted stock awards and stock appreciation rights. The 2007 Plan has a term of 10 years and may be administered by our board of directors or by a committee appointed by our board of directors (the “Committee”). Participation in the 2007 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries. Incentive stock options granted pursuant to the 2007 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of our common stock on the date of grant. Awards granted pursuant to the 2007 Plan may not have a term exceeding 10 years and will vest upon conditions established by the Committee.

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The following table sets forth information as of the fiscal year ended December 31, 2007 with respect to the shares of our common stock that may be issue under each of our 2006 Plan and 2007 Plan.

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	--	--	--
Equity compensation plans not approved by security holders	--	--	2,633,700
Total			2,633,700

Recent Sales of Unregistered Securities

There were no previously unreported sales of unregistered securities during the fiscal year ended December 31, 2007.

Purchases of Equity Securities

There were no repurchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2007.

Item 6. Management’s Discussion and Analysis or Plan of Operation.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, related notes, and other detailed information included elsewhere in this annual report on Form 10-KSB. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), contemplate that we will continue as a going concern, and do not contain any adjustments that might result if we were unable to continue as a going concern, however, our independent registered public accounting firm has added explanatory paragraphs in Note E of each of our audited consolidated financial statements for the fiscal years ended December 31, 2007 and 2006, respectively, raising substantial doubt as to our ability to continue as a going concern. Certain information contained below and elsewhere in this annual report on Form 10-KSB, including information regarding our plans and strategy for our business, constitute forward-looking statements. See "Note Regarding Forward-Looking Statements.”

Overview

We believe that we are a leading systems integrator and knowledge management solutions provider supporting the United States Army.  All of our revenue is derived from the services provided pursuant to single and multiple year awards to different U.S. Army and federal government agencies.  CKO, Inc., one of our operating subsidiaries, provides a designed online office management product which is known as CYIPRO™.  For the years ended December 31, 2007 and 2006, we received no revenue from CYIPRO™.

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Results of Operations

Sales/Net Profit

The total sales for our active subsidiary, CYIOS Corporation, a District of Columbia corporation, for the fiscal year ended December 31, 2007, were $2,185,464 compared to $1,705,416 for the fiscal year ended December 31, 2006; an increase in sales of $480,048 or 28%.  Our other active subsidiary, CKO, Inc., a District of Columbia corporation, produced no revenue for the fiscal years ended December 31, 2007 and 2006. Operating net income for the year ended December 31, 2007 was $52,627, or net income per share $.002, compared to a net operating loss for the fiscal year ended December 31, 2006 of $959,481, or a net loss per share of $.044.  Net income from discontinued operations was $185,173 for the year ended December 31, 2007 and $0 for the year ended December 31, 2006.  This income from discontinued operations was the result of a write-off of old Accounts Payable debts that have been carried on the financial statements of WorldTeq Corporation which is a subsidiary of the company with discontinued operations.  Management has determined that the amount that has been written off is reasonable based on the fact that they exceed the statute of limitations for collection of debts.  Total net income for the year ended December 31, 2007 was $259,800 or a net income per share of $.011 as compared to total net loss for the year ended December 31, 2006 in the amount of $877,895 or a net loss per share of $.040.  In 2006, management made the decision to expand our operations by attempting to increase our business with the Department of Defense and the rest of the federal government.  In order to achieve this goal, we have actively bid on request for proposals by different departments and their agencies.  We have, and will continue to invest all of our earnings into additional personnel to help achieve this goal. We believe that our efforts in working to achieve the aforementioned goals have helped turn our loss from the fiscal year ended December 31, 2006 of $877,895 into a net profit in the fiscal year ended December 31, 2007 of $259,800.

Cost of Sales

Cost of sales for the fiscal year ended December 31, 2007 was $1,377,856 compared to cost of sales for the fiscal year ended December 31, 2006 in the amount of $1,280,856; an increase of $97,000 or approximately 7.5%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal years ended December 31, 2007 and 2006 were $140,614 and $305,879, respectively; a decrease of $165,265 or 54%.  This decrease is due to a reduction in unnecessary cost.

Other Expenses

Total other expenses for the fiscal year ended December 31, 2007 and 2006 were $614,367 and $1,078,591, respectively; a decrease of $464,224 or 43%.  The total other expenses of $614,367 in the fiscal year ended December 31, 2007 consisted primarily of $532,261 in indirect labor and $82,106 in professional services fees, interest expense, and depreciation.  The total other expenses of $1,078,591 consisted primarily of $618,756 in bad debt expense, $273,179 in indirect labor, and $186,656 in professional services fees, loss on worthless stock, interest expense, and depreciation.

Liquidity and Capital Resources

At December 31, 2007, we had cash and cash equivalents of $45,498, compared to $25,405 at December 31, 2006, an increase of $20,093.

During the fiscal year ended December 31, 2007, cash provided by operating activities was $83,508, consisting primarily of the Net Income of $259,800 offset by non-cash charges related to:

•	Depreciation charges of $130and value of common shares issued for services of $12,200;

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•
Working capital changes of $188,622, consisting primarily of a decrease in Accounts Receivable, Other Assets in the amount of $10,984 offset by a net decrease in Payroll Taxes Payable, Accounts Payable, Liabilities of Discontinued Operations and Accrued Payroll Tax Expense in the amount of $199,606.

Cash used in investing activities for the fiscal year ended December 31, 2007 was $67,282 of which $3,917 was for the purchase of computer equipment and $63,365 was for payments made to Shareholder Loan Receivable

Cash used in financing activities for the fiscal year ended December 31, 2007 was $47,327; consisting primarily of $148,200 proceeds from the issuance of common stock offset the following:

•	An increase in Stockholder Receivable (Equity) of $130,000;

•	Proceeds from the issuance of common stock in the amount of $136,029; and

•	A payments on the borrowings on the Line of Credit in the amount of $2,162.

Our long-term working capital and capital requirements will depend upon numerous factors, including our efforts to continue to improve operational efficiency and conserve cash.

Off-Balance Sheet Arrangements

As of the fiscal year ended December 31, 2007, we did not have any off-balance sheet arrangements as defined in Item 303(c)(2) of Regulation S-B.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified the following accounting policies, described below, as the most critical to an understanding of our current financial condition and results of operations.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and it is reasonably assured to be collectible. We follow Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, as it applies to time-and-material contracts. Revenue on time-and-materials contracts is recognized based on the hours actually incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts pursuant to which a client pays us a specified amount to provide only a particular service for a stated time period, or so-called fee-for-service arrangement, is recognized as amounts become billable, assuming all other criteria for revenue recognition are met.  We recognize revenue from government contracts.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement No. 133, Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued for the fiscal year beginning after September 15, 2006. The adoption of this standard is not expected to have a material effect on our results of operations or financial condition.

15

In March 2006, the FASB issued SFAS Statement No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and it permits an entity to choose either the Amortization Method or the Fair Value Method for each class of separately recognized servicing assets and servicing liabilities.  At its initial adoption, the Statement permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect our results of operations or financial condition.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, Accounting for Income Taxes.  This interpretation prescribes recognition of threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect on our results of operations or financial condition.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, SFAS No. 157 does not require any new fair value measurements.  However, for some entities, the application of SFAS No. 157 will change current practice.  This Statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  Early adoption of this standard is not expected to have a material effect on our results of operations or its financial condition, but we are evaluating the Statement to determine what impact, if any, it will have on us.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). This statement requires balance sheet recognition of the funded status, which is the difference between the fair value of plan assets and the benefit obligation, of pension and postretirement benefit plans as a net asset or liability, with an offsetting adjustment to accumulate other comprehensive income in shareholders’ deficit. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company’s fiscal year end. The Company is currently evaluating the Statement to determine what impact, if any, it will have on the Company.

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In February 2007, the FASB issued SFAS No. 159, The Fair Value for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.  This statement permits entities to choose to measure many financial instruments and certain other items at value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  Effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. Early adoption of this standard is not expected to have a material effect on our results of operations or its financial condition, but we are evaluating the Statement to determine what impact, if any, it will have on us.

In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations (“SFAS 141R”). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008.  We have not yet determined the impact, if any, of SFAS No. 141R on our consolidated financial statements.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the account with minority interest holders. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, of SFAS No. 160 on our consolidated financial statements.

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Item 7. Financial Statements.

CYIOS Corporation and Subsidiaries

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
CYIOS Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of CYIOS Corporation and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2007.  These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CYIOS Corporation and Subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company’s recurring losses and inability to generate an internal cash flow raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note R.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baum & Company, PA
Baum & Company, PA
Coral Springs, Florida
March 24, 2008

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
CYIOS Corporation and Subsidiaries

I have audited the accompanying consolidated balance sheets of CYIOS Corporation and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2006.  These financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CYIOS Corporation and Subsidiaries as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The financial statements were prepared assuming the Company will continue as a going concern.  The Company has recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note E of the “Notes to the audited consolidated financial statements” for the year ended December 31, 2006.  Theses financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Traci J. Anderson, CPA
Traci J. Anderson, CPA
Huntersville, NC
April 13, 2007

CYIOS Corporation and Subsidiaries
Consolidated Balance Sheet
As of December 31, 2007

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$45,498
Accounts Receivable	46,398
Stock Receivable	15,000
Other Current Assets	4,900
Loan to Shareholder	172,406
TOTAL CURRENT ASSETS	284,202

FIXED ASSETS
Computer Equipment	3,918
Accumulated Depreciation	(130)
TOTAL FIXED ASSETS	3,788

TOTAL ASSETS	$287,990

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES
Current Liabilities:
Line of Credit	$98,817
Payroll Taxes Payable	9,703
Accrued Vacation Expense	27,817
Accounts Payable	24,622
Liabilities of Discontinued Operations	256,497
TOTAL LIABILITIES	417,456

STOCKHOLDERS’ DEFICIT
Convertible Preferred Stock ($.001 par value, 5,000,000 authorized: 29,713 issued and outstanding)	30
Common Stock ($.001 par value, 100,000,000 shares authorized: 25,354,210 shares issued and outstanding)	25,354
Additional Paid-in-Capital	23,886,536
Stock Receivable (Equity)	(121,000)
Accumulated Deficit	(23,920,386)
TOTAL STOCKHOLDERS’ DEFICIT	(129,466)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$287,990

The accompanying notes are an integral part of these consolidated financial statements.

CYIOS Corporation and Subsidiaries
Consolidated Statement of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
SALES AND COST OF SALES
Sales	$2,185,464	$1,705,416
Cost of Sales	1,377,856	1,280,427
Gross Profit	807,608	424,989

EXPENSES
Selling, general and administrative	140,614	305,879
Payroll Expense--Indirect Labor	532,261	273,179
Professional Fees	61,644	124,629
Bad Debt Expense	-	618,756
Loss on Worthless Stock	-	5,400
Interest	20,332	7,723
Depreciation and amortization	130	48,904
TOTAL EXPENSES	754,981	1,384,470

OTHER INCOME/(EXPENSE)
Other Income	22,000	-
Forgiveness of Debt	-	81,586
TOTAL OTHER INCOME/(EXPENSE)	22,000	81,586

Net Income/(Loss) from Continuing Operations	74,627	(877,895)

Net Income/(Loss) from Discontinued Operations	185,173	-

Net Income/(Loss)	$259,800	$(877,895)

Net income/(loss) per share--basic and fully diluted
Continuing Operations	$0.00	$(0.04)
Discontinued Operations	$0.01	$-
Net income/(loss) per share	$0.01	$(0.04)
Weighted average shares outstanding--basic and fully diluted	23,999,837	21,822,534

The accompanying notes are an integral part of these consolidated financial statements.

CYIOS Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income/(loss)	$259,800	$(877,896)
Adjustments to reconcile net loss to net cash provided by (used in)operating activities:
Depreciation	130	48,904
Accounts Receivable written off to Bad Debt Expense	-	618,756
Common Shares issued for direct labor	12,200	58,975
Changes in Assets and Liabilities:
(Increase)/Decrease in Accounts Receivable	8,249	(44,935)
(Increase)/Decrease in Other Assets	2,735	21,441
Increase/(Decrease) in Liabilities of Discontinued Operations	(185,173)
Increase/(Decrease) In Payables and Accruals	(14,433)	(143,615)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	83,508	(318,370)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase)/Decrease in Shareholder's Loan Receivable	(63,365)	(133,397)
Equipment Purchases	(3,917)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(67,282)	(133,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	6,029	502,736

Payoff of Note Payable	-	(136,692)
(Payments)/Borrowings on Line of Credit	(2,162)	61,271
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,867	427,315

NET INCREASE IN CASH AND CASH EQUIVALENTS	20,093	(24,452)

CASH AND CASH EQUIVALENTS:
Beginning of Period	25,405	49,857

End of Period	$45,498	$25,405

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest	$13,344	$7,723

NON-CASH OPERATING ACTIVITIES:
Value of Common Stock issued in exchange for services	$12,200	$63,163

NON-CASH FINANCING ACTIVITIES:
(Increase)/Decrease in Stockholder Receivable (Equity)	$(130,000)	$(6,000)

The accompanying notes are an integral part of these consolidated financial statements.

CYIOS Corporation and Subsidiaries
Consolidated Statement of Stockholders’ Deficit
For the years ended December 31, 2007 and 2006

	Common	Common	Preferred	Preferred	Additional
	Shares	Stock	Shares	Stock	Paid-in	Accumulated
	(000's)		$(000's)	$	Capital	Deficit
Balances, December 31, 2005	21,567,910	$21,568	27,913	30	$23,174,411	$(23,302,290)
Issuance of shares	1,812,300	1,812	-	-	565,899	-
Net Income (loss) for the year	-	-	-	-	-	(877,896)
Balances, December 31, 2006	23,380,210	$23,380	27,913	$30	$23,740,310	$(24,180,186)
Issuance of shares	2,074,000	2,074	-	-	146,326	-
Shares cancelled/returned	(100,000)	(100)	-	-	(100)	-
Net Income (loss) for the year	-	-	-	-	-	259,800
Balances, December 31, 2007	25,354,210	$25,354	27,913	$30	$23,886,536	$(23,920,386)

The accompanying notes are an integral part of these consolidated financial statements.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity— China Print, Inc. formerly known as WorldTeq Group International, Inc. merged on September 19, 2005 with CYIOS Corporation of Washington DC. During the merger the company’s former CEO notified the public of his resignation and the assignment of a new CEO and president, Mr. Timothy Carnahan. After the merger, China Print, Inc. changed its name to CYIOS.  The consolidated financial statements of CYIOS Corporation (The Company), formerly China Print, Inc. includes its subsidiary by the same name CYIOS Corporation, in addition to CKO, Inc. and WorldTeq Corporation. The Company, through its subsidiary CYIOS Corporation does business as a leading systems integrator and Knowledge Management Solutions provider supporting the United States Army. The company contracts its services for single and multiple year awards to different US Army and US Government agencies. CKO Inc. owns a custom designed online office management product. The company launched this product in November of 2005 to the general public and commercial businesses. WorldTeq Corporation in the past engaged primarily in the long distance service business and during 2007 and 2006 it had no operating activity and is considered a discontinued operation.

Cash and Cash Equivalents—For purposes of the Consolidated Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition— The Company derives revenue primarily from the sale and service of information technology services to the government. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectability is reasonably assured, contractual obligations have been satisfied and title and risk of loss have been transferred to the customer.

Our revenues are primarily recognized using the percentage-of-completion method as discussed in Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Under the percentage-of-completion method, revenues are recognized based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units-of-delivery method, all of which require estimating total costs at completion. Estimating costs at completion on our long-term contracts, particularly due to the technical nature of the services being performed, is complex and involves significant judgment. Factors that must be considered in making estimates include labor productivity and availability, the nature and technical complexity of the work to be performed, potential performance delays, the availability and timing of funding from the customer, the progress toward completion and the recoverability of claims. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimates is made when facts develop, events become known or an adjustment is otherwise warranted, such as in the case of a contract modification. When estimates indicate that we will experience a loss on the contract, we recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized, which would require further adjustment in our financial statements. We have procedures and processes in place to monitor the actual progress of a project against estimates and our estimates are updated quarterly or more frequently if circumstances warrant.

Although our primary revenue recognition policy is the percentage-of-completion method, we do have contracts for which we use other acceptable methods to record revenue. Selecting the appropriate revenue recognition method involves judgment based on the contract and can be complex depending upon the structure and terms and conditions of the contract.

Costs incurred on projects accounted for under the percentage-of-completion method may be recognized as pre-contract costs and deferred as assets when we have been requested by the customer to begin work under a new arrangement. We record pre-contract costs when formal contracts have not yet been executed, and it is probable that we will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized based on the percentage-of-completion method of accounting.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that we seek to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements.  There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the consolidated financial statements.

Advertising Costs—Advertising costs are expensed as incurred.  For the years ended December 31, 2007 and 2006, the company incurred $8,101 and $15,029 respectively.

Net Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations.  Basic earnings per share amounts are based on the weighted average shares of common stock outstanding.  If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.  Accordingly, this presentation has been adopted for the period presented.  There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Income Taxes—Income taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, and some portion or the entire deferred tax asset will not be realized.  Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Accounts Receivable—Accounts deemed uncollectible are written off in the year they become uncollectible.  For the years ended December 31, 2007 and 2006, the following amounts by subsidiary were deemed uncollectible and written off as bad debts:

	2007	2006
CKO	$-	$525,000
WTC	-	93,756
	$-	$618,756

Outstanding Accounts Receivable as of December 31, 2007 was $46,398 (CYIOS Subsidiary).

Impairment of Long-Lived Assets—Using the guidance of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Property and Equipment—Property and equipment is stated at cost.  Depreciation is provided by the straight-line method over the estimated economic life of the property and equipment remaining from five to seven years.  New computer equipment assets in the amount of $3,918 were purchased in 2007.  These assets will be depreciated of their estimated useful life which the Company has determined to be 5 years.  The estimated annual depreciation expense is $782 per year.  Total depreciation expense for the year ended December 31, 2007 was $130.00.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements — In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS Statement No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and it permits an entity to choose either the Amortization Method or the Fair Value Method for each class of separately recognized servicing assets and servicing liabilities.  At its initial adoption, the Statement permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115.  This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”.  This interpretation prescribes recognition of threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, SFAS No. 157 does not require any new fair value measurements.  However, for some entities, the application of SFAS No. 157 will change current practice.  This Statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  Early adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position, but the Company is evaluating the Statement to determine what impact, if any, it will have on the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement requires balance sheet recognition of the funded status, which is the difference between the fair value of plan assets and the benefit obligation, of pension and postretirement benefit plans as a net asset or liability, with an offsetting adjustment to accumulate other comprehensive income in shareholders’ deficit. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company’s fiscal year end. The Company is currently evaluating the Statement to determine what impact, if any, it will have on the Company.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  Effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. Early adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position, but the Company is evaluating the Statement to determine what impact, if any, it will have on the Company.

In December 2007, the FASB issued SFAS 141(revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008.  The Company has not yet determined the impact, if any, of SFAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the account with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet determined the impact, if any, of SFAS 160 on its consolidated financial statements.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2007 and 2006 is summarized as follows:
          Cash paid during the years for interest and income taxes:

	2007	2006
Income Tax	$-	$-
Interest	$20,332	$7,723

	2007	2006
Common stock issued for services	$12,200	$58,975

NOTE C—FINANCING FACILITY

During the year ended December 31, 2003 the Company entered into an accounts receivable financing facility for a maximum of $500,000 with an unrelated third party. Collateral for the facility is a first security interest in all corporate assets and a personal guarantee of the Company’s shareholder.  The Company pays a 2% fee for each advance and interest accrues on all advances at a floating rate, at the prime rate published in the Wall Street Journal plus 2% (7.25% at December 31, 2007).  The Company is advanced 90% of all government contract invoices. The advances are used for general corporate working capital. Residual, or holdback amounts, less fees and interest, are remitted to the Company when payments are received from the government. Substantially all of the Company’s revenue stream and accounts receivables are factored through this facility.

NOTE D—INCOME TAXES

Due to the prior years’ operating losses and the inability to recognize an income tax benefit therefrom, there is no provision for current or deferred federal or state income taxes for the year ended December 31, 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s total deferred tax asset, calculated using federal and state effective tax rates, as of December 31, 2007 is as follows:

Total Deferred Tax Asset	$2,281,257
Valuation Allowance	(2,281,257)
Net Deferred Tax Asset	$-

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE D—INCOME TAXES (CONT’D)
The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the year ended December 31, 2007 is as follows:

	2007	2006
Income tax computed at the federal statutory rate	34%	34%
State income tax, net of federal tax benefit	0%	0%
Total	34%	34%
Valuation allowance	-34%	-34%
Total deferred tax asset	0%	0%

Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance.  The valuation allowance increased (decreased) by $(88,332) and $298,484 in 2007 and 2006, respectively.  No tax benefits have been recorded for the nondeductible (tax) expenses (including stock for services) totaling $17,281,983.

As of December 31, 2007, the Company had federal and state net operating loss carryforwards as follows of $6,709,578 which will expire at various times through the year 2027.

NOTE E—CONCENTRATION

The Company is either a prime or sub contractor on contracts with the Titan Corporation, Information Management Support Center (IMCEN) and GOMO/SLD.  Loss of these contracts could have a material effect upon the Company’s financial condition and results of operations.

NOTE F—SEGMENT REPORTING

The Company has six reportable segments—CYIOS, CYIOS Group, CKI, CLNS Alliant, DigitalTeq, and WorldTeq:

Net Sales by Segment December 31, 2007
	CYIOS	CYIOS Group	CKO	CLNS Alliant	DigitTeq	WorldTeq	Totals
Sales, net	$2,185,464	$-	$-	$-	$-	$-	$2,185,464
Cost of Sales	1,377,856	-	-	-	-	-	1,377,856
Gross Profit	$807,608	$-	$-	$-	$-	$-	$807,608

Profit/(Loss) by Segment December 31, 2007
	CYIOS	CYIOS Group	CKO	CLNS Alliant	DigitTeq	WorldTeq	Totals
Net Operating Profit/(Loss)	$68,937	$(11,100)	$(5,210)	$-	$-	$-	$52,627
Net Profit/(Loss)	$90,937	$(11,100)	$(5,210)	$-	$-	$185,173	$259,800

The accounting policies used for segment reporting are the same as those described in Note A “Summary of Significant Accounting Policies”;

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE G—EQUITY

Common Shares

The Company is authorized to issue 100,000,000 shares of $.001 par value stock and as of December 31, 2007 the Company had 25,354,210 shares outstanding.  During 2007 and 2006, the Company issued the following shares of common stock:

During 2007, the Company issued 2,074,000 free trading common shares for cash and employee option bonuses.  Of these shares, 304,000 shares were issued for services valued at $12,200.  Also, during 2007, 100,000 shares were cancelled that had been previously issued.

During 2006, the Company issued 1,812,300 free trading common shares.  Of these shares issued, 92,300 options for shares were issued for services valued at $58,975.

Preferred Shares

The Company is authorized to issue 5,000,000 shares of $.001 par value, convertible preferred shares.  The preferred shares are convertible to common shares at a 1 to 1 ratio.  As of December 31, 2007, the Company had 29,713 preferred shares outstanding.  During 2007 and 2006, the Company did not issue any preferred shares of stock.

NOTE H—STOCK OPTIONS AND WARRANTS

On April 21, 2006, the Company’s board of directors approved the 2006 Employee Stock Option Plan (the “2006 Plan”).  The 2006 Plan provides for the issuance of a maximum of 3,000,000 shares of common stock in connection with stock options granted thereunder, plus an annual increase to be added on the first nine anniversaries of the effective date of the 2006 Plan, equal to at least (i) 1% of the total number of shares of common stock then outstanding, (ii) 350,000 shares, or (iii) a number of shares determined by the Company’s board of directors prior to such anniversary date.  The 2006 Plan has a term of 10 years and may be administered by the Company’s board of directors or by a committee made up of not less than 2 members of appointed by the Company’s board of directors. Participation in the 2006 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries. Incentive stock options granted pursuant to the 2006 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of our common stock on the date of grant. Awards granted pursuant to the 2006 Plan may not have a term exceeding 10 years and will vest upon conditions established by the Company’s board of directors.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE H—STOCK OPTIONS AND WARRANTS (CONT”D)

On April 21, 2006 the Company filed a registration statement on Form S-8 with the SEC registering 3,000,000 shares of common stock for issuance upon exercise of options granted pursuant to the 2006 Plan.  As of December 31, 2007, options to acquire 1,812,300 shares of common stock were granted and exercised and there are 1,187,700 shares available for issuance under the 2006 Plan.

On November 12, 2007, the Company’s board of directors approved the 2007 Equity Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the issuance of a maximum of 3,500,000 shares of common stock in connection with awards granted thereunder, which may include stock options, restricted stock awards and stock appreciation rights. The 2007 Plan has a term of 10 years and may be administered by the Company’s board of directors or by a committee appointed by the Company’s board of directors (the “Committee”). Participation in the 2007 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries. Incentive stock options granted pursuant to the 2007 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of the Company’s common stock on the date of grant. Awards granted pursuant to the 2007 Plan may not have a term exceeding 10 years and will vest upon conditions established by the Committee.

On November 29, 2006 the Company filed a registration statement on Form S-8 with the SEC registering 3,500,000 shares of common stock for issuance upon exercise of options granted and exercised pursuant to the 2007 Plan.  As of December 31, 2007, options to acquire 2,054,000 shares of common stock were granted and exercised and there are 1,446,000 shares available for issuance under the 2007 Plan.

Options outstanding and exercisable as of December 31, 2007

	Outstanding
	Number of shares	Remaining Life	Exercisable Number of Shares

Exercise Price
0.29	400,000	1 year	400,000
0.13	2,350,000	7 years	2,350,000
	2,750,000		2,750,000

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE H—STOCK OPTIONS AND WARRANTS (CONT”D)

Outstanding stock options granted as of December 31, 2007 are as follows:

CYIOS Corporation, Inc.
Options and Warrants outstanding
As of December 31, 2007

	Stock/Options		Weighted average price per share	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2005—fullly vested	3,495,000	*	$0.18	9.00	$629,100
Year ended December 31, 2006
Granted—fully vested	1,816,300	**	$0.31		$563,053
Exercised—fully vested	(1,812,300	)**	0.31		(561,813)
Forfeited in 2006—fully vested	(145,000)		0.18		(26,100)
Outstanding at December 31, 2006	3,354,000			8.00	$604,240

For the year ended December 31, 2007
Granted—fully vested	1,974,000	**	0..07		$138,180
Exercised from 2006—fully vested	(4,000	)**	0.31		(1,240)
Forfeited in 2007—fully vested	(600,000)		0.18		(108,000)
Exercised in 2007	(1,974,000	)**	0.07		(138.810)
Outstanding at December 31, 2007	2,750,000			7	$495,000

*These shares are still options that have never been exercised.  These options were granted for services.

**Nature of services for shares issued was for consulting services.  The Company used fair market value to pay for the services rendered, for employees the Company used fair market value for option granted/exercised.

Grant dates and market prices for December 31, 2007 and 2006

Date	Number of Shares	Discounted Price *	Fair Value Price

4/25/2006	250,000.00	$0.38	$0.83	Services
4/25/2006	200,000.00	$0.25	$0.83	Services
4/25/2006	200,000.00	$0.25	$0.83	Services
4/28/2006	15,000.00	$0.05	$0.83	Services
5/10/2006	13,800.00	$0.75	$0.75	Employee
5/23/2006	5,000.00	$0.75	$0.76	Employee
5/23/2006	5,000.00	$0.75	$0.76	Employee
5/10/2006	3,500.00	$0.75	$0.75	Employee
5/10/2006	10,000.00	$0.75	$0.75	Employee
6/19/2006	20,000.00	$0.05	$0.60	Services
7/17/2006	15,000.00	$0.55	$0.65	Employee
7/17/2006	25,000.00	$0.55	$0.65	Employee
7/21/2006	15,000.00	$0.60	$0.65	Employee
7/21/2006	100,000.00	$0.50	$0.65	Services
7/21/2006	100,000.00	$0.50	$0.65	Services
8/21/2006	100,000.00	$0.50	$0.61	Services
8/28/2006	35,000.00	$0.05	$0.60	Services
11/9/2006	650,000.00	$0.15	$0.28	Services
11/10/2006	50,000.00	$0.05	$0.32	Services

*Some shares were offered at a discounted price off our Employee Stock Option Plan.

Date	Number of Shares	Discounted Price *	Fair Value Price

1/8/2007	50,000	$0.01	$0.10	Services
2/2/2007	25,000	$0.01	$0.22	Employee
2/2/2007	25,000	$0.01	$0.22	Employee
2/2/2007	50,000	$0.01	$0.22	Services
2/26/2007	25,000	$0.01	$0.20	Employee
3/20/2007	4,000	$0.05	$0.14	Employee
3/26/2007	50,000	$0.05	$0.11	Employee
4/11/2007	6,000	$0.05	$0.16	Employee
4/11/2007	50,000	$0.01	$0.16	Services
4/12/2007	20,000	$0.05	$0.15	Employee
4/12/2007	75,000	$0.01	$0.15	Employee
5/16/2007	4,000	$0.30	$0.13	Employee
5/17/2007	25,000	$0.01	$0.16	Employee
5/18/2007	50,000	$0.01	$0.14	Services
6/19/2007	50,000	$0.01	$0.28	Services
6/22/2007	15,000	$0.05	$0.23	Employee
8/13/2007	50,000	$0.01	$0.18	Services
9/11/2007	200,000	$0.01	$0.17	Services
9/13/2007	30,000	$0.15	$0.16	Employee
10/10/2007	500,000	$0.10	$0.14	Services
11/29/2007	100,000	$0.02	$0.18	Employee
11/29/2007	100,000	$0.02	$0.18	Employee
11/30/2007	50,000	$0.02	$0.17	Employee
12/26/2007	500,000	$0.15	$0.23	Services

*Some shares were offered at a discounted price off our Employee Stock Option Plan.

Securities available for future issuance under the 2007 and 2006 plan are as follows:

Plan Category	Number of shares available for issuance
Equity compensation approved by security holders	-
Equity compensation not approved by security holders	2,633,700

Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The Company has awarded stock-based compensation both as restricted stock and stock options.

All of the options granted in each of the two years ended December 31, 2007 were immediately vested upon grant and were immediately exercised upon grant too.

The weighted-average exercise prices for options outstanding at the beginning and end of the two years ended December 31, 2007 did not change.  The method used to to estimate the fair value of the awards granted under the share-based payment arrangements was the value of the stock at the date the stock option was granted because on this same date the options were exercised.  The stock options granted and exercised were immediately vested.

Compensation expense for restricted stock is recognized on the date of the grant at the closing price of the stock on the date of the grant because the options are immediately exercised on that same date

Our statement of operations for the years ended December 31, 2007 and 2006 included stock-based compensation expense for stock options of $12,200 and $58,975, respectively.

The Company does not have any unrecognized stock-based compensation expense at December 31, 2007.

NOTE I—PENSION PLAN

The Company has a 401(k) plan which is administered by a third-party administrator.  Individuals who have been employed for one month and reached the age of 21 years are eligible to participate.  Employees may contribute up to the legal amount allowed by law.  The Company matches one-half of the employee’s contribution up to a maximum of 4% of the employee’s wages.  Employees are vested in the Company’s contribution 25% a year and are fully vested after four years.  The Company’s contributions for the years ended December 31, 2007  and 2006 were $34,314 and 17,203 respectively.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE J—COMMITMENTS/LEASES

The Company entered into a lease agreement on July 8, 2005 for office space.  The current lease agreement is in effect from August 2007 to August 2008, and at that time is up for renewal.  Monthly fees are $1,040.   The Company’s estimated future yearly minimum lease obligations are as follows:

2008                      $17,628

Total rent expense for 2007 and 2006 was $18,111 and $26,771 respectively.  The decrease in rent expense from 2006 to 2007 was due to a reduction in office space.

NOTE K—RELATED PARTIES

The Company has a Note Receivable with one of its officers and major shareholders.  The note is payable on demand and bears no interest.  The outstanding balance as of December 31, 2007 is $172,406.

NOTE L—ACCOUNTS PAYABLE

The breakdown of Accounts Payable is as follows categorized by subsidiary:

WTEQ	17,068
CYIOS	7,554
$24,622

NOTE M—LINE OF CREDIT

Two of the Company’s subsidiaries have lines of credit with Bank of America.  The line of credit for CKO is 10.75% interest and the line of credit for China Print, Inc. is 14.75%.  The outstanding balances of the line of credit by Subsidiary as of December 31, 2007 are as follows:

CKO	$44,767
China Print	54,050
$98,817

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE N—PAYROLL TAXES PAYABLE

As of December 31, 2007, the Company’s subsidiaries owed the following in payroll taxes:

WTEQ	9,368
CYIOS	334
$9,702

*The Company is in negotiations with the IRS to satisfy these debts which were incurred prior to the merger in 2005.

NOTE O—LIABILITIES OF DISCONTINUED OPERATIONS

The liabilities associated with WorldTeq (WTC) which has discontinued operations are broken down as follows:

Accounts Payable *	$185,174
Other Payables	30,321
Income Taxes Payable	13,629
Payroll Taxes Payable	27,373
$256,497

The original amount of the accounts payables and other payables from discontinued operations was $441,670.  The amount written off in 2007 was $185,173 and the amount to be written off in 2008 is estimated to be the remaining balance of $256,497.

Our basis for taking $185,173 of the payables balance into income in 2007 was based upon management’s estimation and determination that these particular amounts had fallen into one of three categories:

1.
    Some of the outstanding  accounts payable had already been paid off by one of the other subsidiaries, but were never actually written off the books of the subsidiary (Worldteq) until now.   The officers and managers of the company prior to the merger in 2005 provided the new officers and management with records that were incomplete.  After careful review, management has concoluded that some accounts outstanding had actually been paid, but not cleared off the books of the subsidiary (Worldteq).

2.
    Using reasonable estimates, management determined that amounts under $1,000 were immaterial and exceeded the statute of limitations for the State of Delaware could be written-off as of December 31, 2007.

3.	The officers and management of the company prior to the merger in 2005 calculated accruals based on estimates for expenses for services that were never rendered to the company.

The Company absorbed WorldTeq Corporation (a Delaware corporation) as a result of the merger in 2005.  Since that time the Company has carried the debts of WorldTeq Corporation.  Since the merger, management has determined that many of the debts outstanding had been satisfied by other subsidiaries and many other debts exceeded the State of Delaware’s rules regarding the statute of limitations for collection of outstanding debts.  According to Delaware code, title 6, section 2437A, the statute of limitations for debts classified as general written contracts is 3 years.  The Company has carried the debts for over 3 years.  Moreover, the Company plans to dissolve Worldteq since it has had no operations since 2005, the Company does not intend to continue operations in this subsidiary or business segment, and the CEO of Worldteq passed away.  Since the merger in 2005, no attempt on the part of the creditors have been made to collect these debts, so based on management’s estimate we have determined it reasonable to write them off over 2007 and 2008 as we have abandoned operations in this business segment and we plan to close out Worldteq by the end of 2008.

NOTE P—STOCK RECEIVABLE

The Company had $136,000 in Stock Receivable which represents stock that was purchased.  The Stock Receivable has been classified in to two separate categories:  Stock Receivable in the amount of $15,000 which represents amounts that have been collected in the 1st quarter of 2008 and Stock Receivable (Equity) in the amount of $121,000 which represents the amount still outstanding in the 1st quarter of 2008.

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE Q—NET INCOME/ (LOSS) PER COMMON SHARE

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted income per shares is as follows for the years ended December 31, 2007 and 2006 are as follows:

	For the Year Ended December 31, 2007
	Income	Weighted Average Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net Income/(Loss)	$259,800

Basic EPS
Income available to common stockholders	259,800	23,970,133	$0.01

Effect of Dilutive Securities
Warrants
Convertible preferred stock		29,704
Diluted EPS
Net Income/(Loss)	259,800	23,999,837	$0.01

	For the Year Ended December 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net Income/(Loss)	$(877,895)

Basic EPS
Income available to common stockholders	(877,895)	21,792,830	$(0.04)

Effect of Dilutive Securities
Warrants
Convertible preferred stock		29,704
Diluted EPS
Net Income/(Loss)	(877,895)	21,822,534	$(0.04)

CYIOS CORPORATION AND SUBSIDIARIES
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE R—GOING CONCERN

As shown in the accompanying financial statements, the Company has had recurring losses.  During 2007 and 2006, the Company had net income of $259,800 and a net loss of $877,895 respectively.  The Company has a net deficiency of $23,920,386 and a net working capital deficit of $133,254.

Management believes that actions presently being taken to win more contracts, raise equity capital, seek strategic relationships and alliances, and build its marketing efforts to generate positive cash flow provide the means for the Company to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There were no events or disagreements requiring disclosure under Item 304(b) of Regulation S-B during the fiscal year ended December 31, 2007.  For additional information regarding the change in our certifying accountants, reference is made to our Current Report on Form 8-K filed on July 16, 2007.

Item 8A(T). Controls and Procedures.

Our management is responsible for establishing and maintaining adequate control over our financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the specified time periods. Our Chief Executive Officer and Principal Financial Officer, Timothy Carnahan is responsible for establishing and maintaining our disclosure controls and procedures. The controls and procedures established by us are effective at the reasonable assurance level to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Our disclosure controls and procedures were designed to provide reasonable assurance that the information required to be disclosed in reports filed Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified and that it is accumulated and communicated to our management, including certifying officers, as appropriate to allow timely decisions regarding timely disclosure.  Our management including our certifying officer concludes that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by the report.

 Under the supervision and with the participation of our management, including the Chief Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.   Our annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to the temporary rules set forth by the Securities and Exchange Commission that permit the Company to provide only management’s report on the annual report.

We evaluated and assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, using criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and Principal Financial Officer has also concluded, based on his evaluation of our controls and procedures that as of December 31, 2007, our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

The Chief Executive Officer and Principal Financial Officer has also concluded that there was no change in our internal controls over financial reporting identified in connection with the evaluation that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Item 8B. Other Information.

In December 2007, through a competitive bidding process, we were awarded a United States Army contract to build and sustain a knowledge management solution for the senior leadership of the Army. This contract is for a period of 5 years with a value of $4.6 million. We will begin to recognize revenue in January 2008.

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PART III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of December 31, 2007.

Name	Age	Position

Timothy W. Carnahan	40	Director, Chief Executive Officer and Treasurer

Timothy Carnahan has served as our Chief Executive Officer, Treasurer and Chairman of our board of directors since September 2005. Previously, from July 2004 through September 2005 Mr. Carnahan served as the President and founder of CKO, Inc., a District of Columbia corporation (“CKO”), and from April 1995 through September 2005 as the President and founder of CYIOS Corporation, a District of Columbia corporation (“CYIOS DC”).  CKO and CYIOS DC presently make up our two operating subsidiaries. Mr. Carnahan has some level of security clearance at the Department of Defense. Mr. Carnahan holds a Bachelor of Science degree in Computer Science from Old Dominion University.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Legal Proceedings

During the past five years, none of our directors, executive officers or control persons have been involved in any of the following events:

•	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities Exchange Commission.  These persons are required to provide us with copies of all Section 16(a) forms that they file. Based solely on our review of these forms and written representations of our executive officers and directors, we believe that all Section 16(a) filing requirements were met during the fiscal year ended December 31, 2007.

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Code of Ethics

We have adopted a written code of ethics that applies to all of our officers, directors and employees, including our principal executive officer and principal financial officer, or persons performing similar functions.

Audit Committee

As of the date of this annual report for the fiscal year ended December 31, 2007, we have no standing committees and our entire board of directors serves as our audit and compensation committees. Our board of directors has determined that

Item 10. Executive Compensation.

The following table sets forth all compensation awarded, paid to or earned by our Chief Executive Officer, who was our only executive officer during the fiscal year ended December 31, 2007.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total Compensation ($)

Timothy Carnahan, Chief Executive Officer	2007	$150,000	--	--	--	--	--	--	$150,000

The following table sets forth certain information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of our named executive officers outstanding as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercis-able	Equity Incentive Plan Awards: Number of Securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Timothy Carnahan, Chief Executive Officer	--	--	--	--	--	--	--	--	--

Director Compensation

No salary or regular compensation is paid to our directors. Pursuant to our bylaws, our directors are eligible to be reimbursed for their actual out-of-pocket expenses incurred in attending board meetings and other director functions, as well as fixed fees and other compensation to be determined by our board of directors. No such compensation or expense reimbursements have been requested by our directors or paid to date.

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Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 27, 2008. The information in this table provides the ownership information for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock and those rights to acquire additional shares within sixty days. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares of common stock indicated as beneficially owned by them, except to the extent such power may be shared with a spouse. Common stock beneficially owned and percentage ownership are based on 25,552,210 shares of common stock currently outstanding and no additional shares potentially acquired within sixty days.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Percent of Class

Timothy Carnahan	15,976,294	62.5%

All officers and directors as a group	15,976,294	62.5%

(1)	The address of each person listed is care of CYIOS Corporation, 1300 Pennsylvania Avenue, Suite 700, Washington D.C. 20004.

Item 12. Certain Relationships and Related Transactions, and Director Independence.

We have determined that our sole director, Timothy Carnahan, is not independent based on an analysis of the standards for independence set forth in Section 121A of the American Stock Exchange Company Guide.

Item 13. Exhibits.

No.	Description of Exhibit

2.1
Stock Acquisition Agreement by and between CYIOS Corporation (formerly China Printing, Inc.) and Timothy Carnahan, dated September 19, 2005, incorporated by reference to Exhibit 1.01 on Form 8-K filed September 16, 2005.

3(i)(1)	Articles of Incorporation of CYIOS Corporation, dated October 11, 1997, incorporated by reference to Exhibit 2.A on Form 10-SB filed September 3, 1999.

3(i)(2)	Certificate of Amendment to the Articles of Incorporation of CYIOS Corporation, dated April 26, 1999, incorporated by reference to Exhibit 2.B on Form 10-SB filed September 3, 1999.

3(i)(3)	Certificate of Amendment to the Articles of Incorporation of CYIOS Corporation, dated November 8, 2001, incorporated by reference to Exhibit 4.3 on Form S-8 filed November 29, 2007.

3(i)(4)	Certificate of Amendment to the Articles of Incorporation of CYIOS Corporation, dated April 7, 2005, incorporated by reference to Exhibit 4.4 on Form S-8 filed November 29, 2007.

3(i)(5)	Certificate of Amendment to the Articles of Incorporation of CYIOS Corporation, dated October 21, 2005, incorporated by reference to Exhibit 4.5 on Form S-8 filed November 29, 2007.

3(i)(6)	Certificate of Designation, dated June 1, 1999.*

3(ii)(1)	Bylaws of CYIOS Corporation, dated October 15, 1999, incorporated by reference to Exhibit 2.D on Form 10-SB filed September 3, 1999.

4.1	2006 Employee Stock Option Plan, incorporated by reference to Exhibit 99.1 on Form S-8 filed April 21, 2006.

4.2	2007 Equity Incentive Plan, incorporated by reference to Exhibit 4.7 on Form S-8 filed November 29, 2007.

10.1	Navy Contract by and between CYIOS Corporation and United States Navy, dated May 2008.

14.1	Code of Business Conduct and Ethics, incorporated by reference to Exhibit 14 on Form 10-KSB file April 20, 2004.

21.1	Subsidiaries of CYIOS Corporation.*

31.1	Certification of CYIOS Corporation Chief Executive Officer and Principal Financial Officer, Timothy Carnahan, required by Rule 13a-14(a) or Rule 15d-14(a), dated December 4, 2008.*

32.1	Certification of CYIOS Corporation Chief Executive Officer and Principal Financial Officer, Timothy Carnahan, required by Rule 13a-14(b) or Rule 15d-14(b), dated December 4, 2008.*

___________________
* Filed herewith.

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Item 14. Principal Accountant Fees and Services.

The following table sets forth the aggregate amount of various professional fees billed by our principal accountants with respect to our last two fiscal years:

	2007	2006
Audit fees (1)	$21,850	$19,500
Audit-related fees	--	--
Tax fees	750	16,400
All other fees	7,825	11,500
Total	$30,425	$35,900

(1)
 Audit Fees:  These are fees for professional services for the audit of our annual financial statements, and for the review of the financial statements included in our filings on Forms 10-QSB (now 10-Q), and for services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related Fees: These are fees for the assurances and related services reasonably related to the performance of the audit or the review of our financial statements.
(3)	Tax Fees: These are fees for professional services with respect to tax compliance, tax advice, and tax planning.
(4)	All Other Fees: These are fees for permissible work that does not fall within any of the other fee categories, i.e., Audit Fees, Audit-related Fees or Tax Fees.
(5)
All Audit Fees are approved by our board of directors.  For the fiscal year ended December 31, 2006, Traci J. Anderson, CPA (Anderson) served as our independent accountant.  As previously disclosed in a current report on Form 8-K filed with the SEC on July 20, 2007, Ms. Anderson resigned on July 16, 2007, and we appointed Baum & Company, PA (Baum) as our new independent accountant for the fiscal year ended December 31, 2007.  For the fiscal year ended December 31, 2006, Paul Beeks, CPA (Beeks) served as our internal accountant and Mr. Beeks was replaced by Traci J. Anderson, CPA on July 16, 2007.

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Pre-Approval Policy For Audit and Non-Audit Services

We do not have a standing audit committee, and the full Board performs all functions of an audit committee, including the pre-approval of all audit and non-audit services before we engage an accountant.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010
CYIOS Corporation

	By:	/s/
Timothy W. Carnahan
President, Chief Executive
Officer &
Principal Financial Officer

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Exhibit 3(i)(6)

CERTIFICATE OF DESIGNATION

Pursuant to N.R.S. 78.1955, Halo Holdings of Nevada, Inc. (the “Company”) hereby amends and restates its Articles of Incorporation as follows:

I. Article IV of the Company’s Articles of Incorporation shall be amended by adding the following after the existing provisions of such articles:

1. Designation, Amount, Par Value, and Rank. A series of Preferred Stock shall be designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be 2,000,000. Each share of Series A Preferred Stock shall have a par value of $.001 per share.

2. Voting Rights. The holder of each share of the Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

3. Preference as to Earnings, Assets and Liquidation. The Series A Preferred Stock shall be preferred as to both earnings and assets, and in the event of liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock of the Company shall be entitled, before any assets of the Company shall be distributed among or paid over to the holders of the Common Stock, to be paid in full the face value of $4.50 per share of Series A Preferred Stock. After payment in full of the above preferential rights of the holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock and Common Stock shall participate equally in the division of the remaining assets of the Company, so that from the remaining assets the amount per share of Series A  Preferred Stock distributed to the holders of the Series A Preferred Stock shall equal the amount per share of Common Stock distributed to the holders of the Common Stock.

4. Conversion. (a) Each share of Series A Preferred Stock shall be converted into one (1) share of Common Stock (i) automatically upon the effectiveness of a registration statement filed by the Company under the Securities Act of 1933, as amended, which relates, in whole or in part, to the registration of the Common Stock underlying the Series A Preferred Stock or (ii) voluntarily upon the written request of a holder of such shares of Series A Preferred Stock pursuant to Section 4(b).

(b) Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates thereof, duly endorsed, at the office of the Company or of any transfer agent for such stock, and shall give written notice to the Company at such office that he or she elects to convert the same and shall state therein the name or names in which he or she wishes the certificate or certificates for shares of Common Stock to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(c) If the issued and outstanding shares of Series A Preferred Stock are converted automatically upon the effectiveness of a registration statement as set forth in Section 4(a)(i), such conversion shall be deemed to have been made immediately prior to the close of business on the date of effectiveness of such registration statement, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

1

5. Registration Rights. (a) The holders of the Series A Preferred Stock shall have a onetime right to demand that the Company register the shares of Common Stock underlying the Series A Preferred Stock in order that those shares may be freely tradable under the federal securities laws. Upon written request by the holders of at least fifty-one (51%) percent of the Series A Preferred Stock then outstanding, the Company shall be required to use its best efforts to immediately register (all or a portion) of the underlying shares of Common Stock pursuant to Form SB-2 or such other applicable form as the Company, in its sole discretion, shall determine is most appropriate.

(b) Additionally, the holders of the Series A Preferred Stock shall be entitled to “piggy-back” registration rights on registrations of the Company made pursuant to the Securities Act of 1933, as amended (other than a registration relating solely to a transaction under Rule 145 under such Act (or any successor thereto), a registration made pursuant to Form S-4, Form S-8 or pursuant to an employee benefit plan of the Company) subject to the right, however, of the Company and its underwriters, in the case of an underwritten public offering, to reduce the number of shares proposed to be registered pro rata in view of market conditions.

(c) The Company shall bear the registration expenses (exclusive of underwriting discounts and commissions) of all demand and piggy-back registrations.

(d) The registration rights described herein shall be expressly conditioned upon acceptance by any participating shareholder of such other provisions in any purchase or underwriting agreement, if any, relating to such registration as are reasonable and customary, including, but not limited to, cross-indemnification, the period of time in which the Registration Statement shall be kept effective, underwriting arrangements, and the like.

(e) All registration rights granted in this Section 5 shall immediately expire and be deemed null and void upon the voluntary conversion by the holder of any shares of Series A Preferred Stock into shares of Common Stock not made in connection with either the demand or piggy-back registration rights granted in this Section 5.

6. Adjustments for Combinations, Subdivisions Reclassifications and Reorganizations. (a) In the event that this Company at any time or from time to time after the date hereof shall declare or pay any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the conversion ratio in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercises of such rights to acquire Common Stock.

(b) If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or class of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 6(a) above), the conversion ratio then in effect shall, concurrently with the effectiveness of such reorganization or Reclassification, be proportionately adjusted so that the Series A Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred Stock immediately before that change.

2

7. Miscellaneous Provisions.

(a) The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

(b) The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(c) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Certificate.

(d) No fractional share shall be issued upon the conversion of any share or shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors of the Company).

(e) Any notice required by the provisions of this Designation to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

8. Amendment. Any term relating to the Series A Preferred Stock may be amended and the observance of any term relating to the Series A Preferred Stock may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the vote or written consent of holders of at least fifty-one (51%) percent of all Series A Preferred Stock then outstanding and the Company. Any amendment or waiver so affected shall be binding upon the Company and all holders of Series A Preferred Stock.

9. Restrictions and Limitations. So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without the vote or written consent by the holders of at least fifty-one (51%) percent of the then outstanding shares of Series A Preferred Stock:

(a) Effect any reclassification, recapitalization or other change with respect to any outstanding shares of stock which results in the issuance of shares of stock having any preference or priority as to dividend or redemption rights, liquidation preferences, conversion rights or otherwise, superior to, or on a parity with, any such preference or priority of the Series A Preferred Stock, or

3

(b) Authorize or issue, or obligate itself to issue, any other equity security senior to or on a parity with the Series A Preferred Stock as to dividend or redemption rights, liquidation preferences, conversion rights or otherwise, or create any obligation or security convertible into or exchangeable for, or having any option rights to purchase, any such equity security which is senior to or on a parity with the Series A Preferred Stock, or

(c) Amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock, or otherwise amend the Company’s Certificate of Incorporation, so as to affect adversely the Series A Preferred Stock.

9. No Reissuance of Series A Preferred Stock. No share or shares of Series A Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Company shall be authorized to issue.

The foregoing Articles of Amendment were adopted by all of the Directors of the Company on April 26, 1999.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer, President and the Secretary of the Company, have executed these Articles this 1st day of June, 1999.

Bruce Bertman,
Chief Executive Officer

Leonard Tambasco,
President

Leonard Tambasco,
Secretary

4

Exhibit 21.1

Subsidiaries

CYIOS Corporation, a District of Columbia corporation

CKO, Inc., a District of Columbia corporation

Exhibit 31.1

CERTIFICATION

I, Timothy Carnahan, certify that:

1.	I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2007 of CYIOS Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
I  am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 24, 2010
	By:	/s/ Timothy Carnahan
Timothy Carnahan
Chief Executive Officer &
Principal Financial Officer

Exhibit 32.1

CERTIFICATION

In connection with the annual report of CYIOS Corporation (the “Company”) on Form 10-KSB for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Annual Repot”), I, Timothy Carnahan, Chairman, Chief Executive Officer and Principal Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350, as adopted), that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.
The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of the periods covered by the Annual Report.

Date: February 24, 2010
	By:	/s/ Timothy Carnahan
Timothy Carnahan, Chairman,
Chief Executive Officer &
Principal Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A
(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the quarterly period ended
September 30, 2009
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 000-27243

CYIOS CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	03-7392107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1300 PENNSYLVANIA AVE, SUITE 700 WASHINGTON DC	20004
(Address of principal executive offices)	(Zip/Postal Code)

(202) 204-3006
(Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  YES  NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  YES  ☒  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer (Do not check if a smaller reporting company)
☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  YES  ☒  NO

State the number of shares outstanding of each of the Issuer's classes of common equity, as of the latest practicable date. There were 28,032,210 common stock shares and 29,713 preferred shared convertible to common at a 1:1 ratio, par value $0.001, as of September 30, 2009.

Note Regarding FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. Such forward-looking statements are generally accompanied by words such as "intends," "projects," "strategies," "believes," "anticipates," "plans," and similar terms that convey the uncertainty of future events or outcomes. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to; those discussed in Part Item 2 of this Report, the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION and Part II Item 1a Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof and are in all cases subject to the Company's ability to cure its current liquidity problems. There is no assurance that the Company will be able to generate sufficient revenues from its current business activities to meet day-to-day operation liabilities or to pursue the business objectives discussed herein.

The forward-looking statements contained in this Report also may be impacted by future economic conditions. Any adverse effect on general economic conditions and consumer confidence may adversely affect the business of the Company. CYIOS Corporation undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition, readers should carefully review the factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

Part I - FINANCIAL INFORMATION

Item 1. Financial Statements and Supplementary Information

In the opinion of management, the accompanying unaudited financial statements included in this Form 10-Q reflect all adjustments necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

CYIOS Corporation and Subsidiaries
Consolidated Balance Sheet (Unaudited)
	As of September 30, 2009	As of December 31, 2008 Audited
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$12,360	$27,070
Accounts Receivable	217,358	23,181
Prepaid and Other Current Assets	18,357	16,117
TOTAL CURRENT ASSETS	248,075	66,368

FIXED ASSETS, NET	2,416	3,004

OTHER ASSETS
Related Party Loan	234,784	262,512
TOTAL OTHER ASSETS	234,784	262,512

TOTAL ASSETS	$485,275	$331,884

LIABILITIES AND STOCKHOLDERS' DEFICIT
LIABILITIES
Current Liabilities:
Line of Credit	$78,892	$88,392
Accounts Payable	40,933	46,113
Accruals and Other Payables	98,134	22,447
TOTAL LIABILITIES	217,959	156,952

STOCKHOLDERS' DEFICIT
Convertible Preferred Stock ($.001 par value, 5,000,000 authorized: 29,713 and 29,713 issued and outstanding)	30	30
Common Stock ($.001 par value, 100,000,000 shares authorized: 28,032,210 and 26,857,210 shares issued and outstanding)	28,032	26,857
Additional Paid-in-Capital	24,080,988	24,014,663
Accumulated Deficit	(23,841,734)	(23,866,618)
TOTAL STOCKHOLDERS' DEFICIT	267,316	174,932

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$485,275	$331,884

The accompanying notes are an integral part of these unaudited financial statements

CYIOS Corporation and Subsidiaries
Consolidated Statement of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
SALES AND COST OF SALES
Sales	$569,717	$340,781	$1,433,360	$1,122,346
Cost of Sales	333,505	184,949	827,899	593,472
Gross Profit	236,212	155,832	605,461	528,874

EXPENSES
Selling, general and administrative	16,592	25,431	56,513	81,469
Payroll Expense--Indirect Labor	188,023	140,567	435,418	422,278
Consulting and Professional Fees Expense	24,638	41,118	90,360	139,057
Depreciation	196	196	588	588
TOTAL EXPENSES	229,449	207,312	582,879	643,392

Net Income/(Loss) from Operations	6,762	(51,480)	22,582	(114,518)

OTHER INCOME/(EXPENSE)
Interest Income	1,212	1,022	3,813	1,955
Interest Expense	(91)	(1,386)	(1,511)	(6,344)
NET OTHER INCOME/(EXPENSE)	1,121	(364)	2,302	(4,389)

PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME/(LOSS)	7,884	(51,844)	24,884	(118,907)

Net income/(loss) per share--basic and fully diluted	$0.00	$(0.00)	$0.00	$(0.00)
Weighted average shares outstanding--basic and fully diluted	27,839,945	25,987,466	27,750,018	25,774,609

The accompanying notes are an integral part of these unaudited financial statements

CYIOS Corporation and Subsidiaries
Consolidated Statement of Stockholders' Deficit (Unaudited)

	Preferred Shares (000's)	Preferred Stock $	Common Shares (000's)	Common Stock $	Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit
Balances, December 31, 2007	29,713	$30	25,354,210	$25,354	$136,000	$23,886,536	$(23,920,386)
Shares returned	-	-	(500,000)	(500)	(82,500)	(74,500)	-
Payments received for Stock Subscriptions	-	-	-	-	(48,500)	-	-
Reduction for Uncollectible Stock Receivable	-	-	-	-	(5,000)	(5,000)	-
Shares issued for consulting services	-	-	2,003,000	2,003	-	207,627	-
Net Income (loss)		-	-	-	-	-	53,768
Balances, December 31, 2008	29,713	$30	26,857,210	$26,857	$-	$24,014,663	$(23,866,618)
Shares issued for consulting services	-	-	775,000	775	-	46,725	-
Shares sold	-	-	400,000	400	-	19,600
Net Income (loss)	-	-	-	-	-	-	24,884
Balances, September 30, 2009	29,713	$30	28,032,210	$28,032	$-	$24,080,988	$(23,841,734)

The accompanying notes are an integral part of these unaudited financial statements

CYIOS Corporation and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income/(loss)	$24,884	$(118,907)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	588	588
Value of Shares Issued for consulting/employee services	47,500	64,625
Reduction in Stock Receivable	-	7,500
Changes in Assets and Liabilities:
(Increase)/Decrease in Accounts Receivable	(194,177)	4,400
(Increase)/Decrease in Prepaid and Other Current Assets	(2,240)	(753)
Increase/(Decrease) in Accounts Payable	(5,181)	41,330
Increase/(Decrease) in Accruals and Other Payables	75,687	7,597
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(52,939)	6,380

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase)/Decrease in Related Party Loan	27,728	(76,613)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	27,728	(76,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Common Stock	20,000	5,300
Proceeds Received from Payments made on Stock Subscription Receivable	-	48,500
Payments on Line of Credit	(9,499)	(7,584)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	10,501	46,216

NET INCREASE IN CASH AND
CASH EQUIVALENTS	(14,710)	(24,017)

CASH AND CASH EQUIVALENTS:
Beginning of Period	27,070	45,498

End of Period	$12,360	$21,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Interest	$1,511	$6,344
Taxes	$-	$-

NON CASH INVESTING AND FINANCING ACTIVITIES:
Stock Issued for Prepaid Consulting Services	$-	$83,000
Stock Issued for Consulting Services	$47,500	$-
Return of 500,000 shares and reduction in related Stock Receivable	$-	$75,000

The accompanying notes are an integral part of these unaudited financial statements

CYIOS CORPORATION. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009

(Unaudited)

NOTE A - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The interim financial statements and summarized notes included herein were prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, pursuant to rules and regulations of the Securities and Exchange Commission. Because certain information and notes normally included in complete financial statements prepared in accordance with accounting principles generally accepted in the United States of America were condensed or omitted pursuant to such rules and regulations, it is suggested that these financial statements be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included in CYIOS Corporations 10-K filed April 15, 2009. These interim financial statements and notes hereto reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim periods presented. Such financial results should not be construed as necessarily indicative of future results

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments, including cash, receivables and other current assets, are carried at amounts that approximate fair value. Accounts payable, loans and notes payable and other liabilities are carried at amounts that approximate fair value.

PROPERTY AND EQUIPMENT

The Company provides for depreciation of equipment using accelerated and straight-line methods based on estimated useful lives of five to seven years.  Depreciation expense was $196 and $196 respectively for the three months ended September 30, 2009 and 2008; and $588 and $588 respectively for the nine months ended September 30, 2009 and 2008.

REVENUE RECOGNITION/CONTRACTS

The Company derives revenue primarily from the sale and service of information technology services to the government.  Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectability is reasonably assured, contractual obligations have been satisfied and title and risk of loss have been transferred to the customer.

Revenue from the contracts is recognized using the specific performance method.  Revenue on fixed-price contracts pursuant to which a client pays the Company a specified amount to provide only a particular service for a stated time period, or so-called fee-for-service arrangement, is recognized as amounts become billable, assuming all other criteria for revenue recognition are met.  The Company bids on governmental contracts which are generally long-term for a fixed-price per contract.  Once the company wins a contract and begins the project, the company bills on a monthly basis for the labor hours worked at the agreed upon price per hour—based on the contract.  The company then recognizes the revenue on those actual hours that have been billed to the customer.

NET INCOME/ (LOSS) PER COMMON SHARE

The Company‘s current earnings per share (EPS) are shown in dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations.  Basic earnings per share amounts are based on the weighted average shares of common stock outstanding.  If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.  Accordingly, this presentation has been adopted for the period presented.  There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

ADVERTISING COSTS

Advertising costs are expensed as incurred.  For the three months ended September 30, 2009 and 2008, the company incurred advertising expense of $1,875 and $2,728 respectively. For the nine months ended September 30, 2009 and 2008, the company incurred advertising expense of $6,703 and $8,499.

INCOME TAXES

We account for income taxes using the asset and liability method, which results in recognizing income tax expense based on the amount of income taxes payable or refundable for the current year.  Additionally, we evaluate regularly the tax positions taken or expected to be taken resulting from financial statement recognition of certain items.  Based on our evaluation, we have concluded that there are no significant uncertain tax positions.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162”. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (ASU). The FASB will not consider ASUs as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

In August 2009, the FASB issued ASU 2009-05 which includes amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall”. The update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. The amendments in this ASU clarify that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and also clarifies  that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this ASU is effective for the first reporting period, including interim periods, beginning after issuance.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

In September 2009, the FASB issued ASU 2009-06, Income Taxes (Topic 740), ”Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”, which provides implementation guidance on accounting for uncertainty in income taxes, as well as eliminates certain disclosure requirements for nonpublic entities.  For entities that are currently applying the standards for accounting for uncertainty in income taxes, this update shall be effective for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), this update shall be effective upon adoption of those standards. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial position and results of operations since this accounting standard update provides only implementation and disclosure amendments.

In September 2009, the FASB has published ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This ASU also requires new disclosures, by major category of investments including the attributes of investments within the scope of this amendment to the Codification. The guidance in this Update is effective for interim and annual periods ending after December 15, 2009. Early application is permitted.   The adoption of this standard did not have an impact on the Company’s consolidated financial position and results of operations.

In October 2009, the FASB has published ASU 2009-13, “Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also requires expanded disclosures. The guidance in this update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

ACCOUNTS RECEIVABLE

Accounts deemed uncollectible are written off in the year they become uncollectible.  As of September 30, 2009, the Accounts Receivable balance was $217,358 and the amount deemed uncollectible was $0.

PREFERRED STOCK

As of September 30, 2009, the outstanding preferred stock is 29,713.

COMMON STOCK

The following table recaps the capital account transactions occurring during the 1st , 2nd ,  and 3rd  quarters of 2009:

Month/Description of transaction	Number of shares	Price per share	Total Value

January--Stock Bonus issued to Employee	100,000	$0.05	$4,500
January--Stock issued for Consulting Services	550,000	$0.05	$27,500
February--Stock Bonus issued to Employee	25,000	$0.06	$1,500
May--Stock issued for Consulting Services	100,000	$0.14	$14,000
May--Stock sold	400,000	$0.05	$20,000

Total	1,175,000		$67,500

STOCK-BASED COMPENSATION

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The Company has awarded stock-based compensation both as restricted stock and stock options.  Any stock options granted were immediately exercised upon grant.

STOCK OPTIONS AND WARRANTS

On April 21, 2006, the Company’s board of directors approved the 2006 Employee Stock Option Plan (the “2006 Plan”).  The 2006 Plan provides for the issuance of a maximum of 3,000,000 shares of common stock in connection with stock options granted thereunder, plus an annual increase to be added on the first nine anniversaries of the effective date of the 2006 Plan, equal to at least (i) 1% of the total number of shares of common stock then outstanding, (ii) 350,000 shares, or (iii) a number of shares determined by the Company’s board of directors prior to such anniversary date.  The 2006 Plan has a term of 10 years and may be administered by the Company’s board of directors or by a committee made up of not less than 2 members of appointed by the Company’s board of directors.

Participation in the 2006 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries. Incentive stock options granted pursuant to the 2006 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of our common stock on the date of grant. Awards granted pursuant to the 2006 Plan may not have a term exceeding 10 years and will vest upon conditions established by the Company’s board of directors.

STOCK OPTIONS AND WARRANTS (CONT’D)

On April 21, 2006 the Company filed a registration statement on Form S-8 with the SEC registering 3,000,000 shares of common stock for issuance upon exercise of options granted pursuant to the 2006 Plan.  As of December 31, 2007, options to acquire 1,812,300 shares of common stock were granted and exercised and there are 1,187,700 shares available for issuance under the 2006 Plan.

On November 12, 2007, the Company’s board of directors approved the 2007 Equity Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the issuance of a maximum of 3,500,000 shares of common stock in connection with awards granted thereunder, which may include stock options, restricted stock awards and stock appreciation rights. The 2007 Plan has a term of 10 years and may be administered by the Company’s board of directors or by a committee appointed by the Company’s board of directors (the “Committee”). Participation in the 2007 Plan is limited to employees, officer, directors and consultants of the Company and its subsidiaries.

Incentive stock options granted pursuant to the 2007 Plan must have an exercise price per share not less than 100%, and non-qualified stock options not less than 85%, of the fair market value of the Company’s common stock on the date of grant. Awards granted pursuant to the 2007 Plan may not have a term exceeding 10 years and will vest upon conditions established by the Committee.

On November 29, 2006 the Company filed a registration statement on Form S-8 with the SEC registering 3,500,000 shares of common stock for issuance upon exercise of options granted and exercised pursuant to the 2007 Plan.  As of December 31, 2007, options to acquire 2,054,000 shares of common stock were granted and exercised and there are 1,446,000 shares available for issuance under the 2007 Plan.

Outstanding stock options and warrants as of September 30, 2009 are as follows:
	Options	Weighted average price per share	Warrants	Weighted average price per share
Outstanding at December 31, 2007	2,750,000	0.26
For the year ended December 31, 2008
Granted	2,003,000	0.26	-
Options forfeited or expired	(335,716)	0.13
Options forfeited or expired	(400,000)	0.29	-
Exercised in 2008	(2,003,000)	0.26	-	-
Outstanding at December 31, 2007	2,014,284	0.13	-	-

For the period ended September 30, 2009
Granted	1,275,000	0.06	-
Options forfeited or expired	(251,787)	0.13
Exercised in the 1st quarter of 2009	(1,275,000)	0.06	-
Outstanding at September 30, 2009	1,762,497	0.13	-	-

NOTE B—INCOME TAXES

Due to the prior years’ operating losses and the inability to recognize an income tax benefit, there is no provision for current or deferred federal or state income taxes for the year ended December 31, 2008.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s total deferred tax asset, calculated using federal and state effective tax rates, as of December 31, 2008 is as follows:

Total Deferred Tax Asset	$2,281,257
Valuation Allowance	(2,281,257)
Net Deferred Tax Asset	$-

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the year ended December 31, 2008 is as follows:

	2008	2007
Income tax computed at the federal statutory rate	34%	34%
State income tax, net of federal tax benefit	0%	0%
Total	34%	34%
Valuation allowance	-34%	-34%

Total deferred tax asset	0%	0%

Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance.  The valuation allowance increased (decreased) by $(16,581) and $(88,332) in 2008 and 2007, respectively.  No tax benefits have been recorded for the nondeductible (tax) expenses (including stock for services) totaling $17,210,808.

As of December 31, 2008, the Company had federal and state net operating loss carryforwards as follows of $6,709,578 which will expire at various times through the year 2028.

NOTE C—CONCENTRATION

The Company is either a prime or sub contractor on contracts with L-3 Communications, SERCO, TMS, Information Management Support Center (IMCEN) and GOMO/SLD.  Loss of these contracts could have a material effect upon the Company’s financial condition and results of operations.

NOTE D—SEGMENT REPORTING

Net sales and Profit/ (Loss) by Segment for the three months ended September 30, 2009 and 2008 are broken down as follows:

Net Sales by Segment	For the Three Months Ended September 30, 2009
	CYIOS	CYIOS Group	CKO	Totals
Sales, net	$569,717	$-	$-	$569,717
Cost of Sales	333,505	-	-	333,505
Gross Profit	$236,212	$-	$-	$236,212

Profit/(Loss) by Segment	For the Three Months Ended September 30, 2009
	CYIOS	CYIOS Group	CKO	Totals
Net (Loss)	$9,731	$-	$(1,847)	$7,884

Net Sales by Segment	For the Three Months Ended September 30, 2008
	CYIOS	CYIOS Group	CKO	WorldTeq	Totals
Sales, net	$340,781	$-	$-	$-	$340,781
Cost of Sales	184,949	-	-	-	184,949
Gross Profit	$155,832	$-	$-	$-	$155,832

Profit/(Loss) by Segment	For the Three Months Ended September 30, 2008
	CYIOS	CYIOS Group	CKO	WorldTeq	Totals
Net Operating Profit/(Loss)	$(50,419)	$-	$(1,425)	$-	$(51,844)

Net sales and Profit/ (Loss) by Segment for the nine months ended September 30, 2009 and 2008 are broken down as follows:

Net Sales by Segment	For the Nine Months Ended September 30, 2009
	CYIOS	CYIOS Group	CKO	Totals
Sales, net	$1,433,360	$-	$-	$1,433,360
Cost of Sales	827,899	-	-	827,899
Gross Profit	$605,461	$-	$-	$605,461

Profit/(Loss) by Segment	For the Nine Months Ended September 30, 2009
	CYIOS	CYIOS Group	CKO	Totals
Net (Loss)	$33,461	$(349)	$(8,228)	$24,884

Net Sales by Segment	For the Nine Months Ended September 30, 2008
	CYIOS	CYIOS Group	CKO	WorldTeq	Totals
Sales, net	$1,122,346	$-	$-	$-	$1,122,346
Cost of Sales	593,472	-	-	-	593,472
Gross Profit	$528,873	$-	$-	$-	$528,873

Profit/(Loss) by Segment	For the Nine Months Ended September 30, 2008
	CYIOS	CYIOS Group	CKO	WorldTeq	Totals
Net Operating Profit/(Loss)	$(112,576)	$(20)	$(6,311)	$-	$(118,907)

NOTE E—PENSION PLAN

The Company has a 401(k) plan which is administered by a third-party administrator.  Individuals who have been employed for one month and reached the age of 21 years are eligible to participate.  Employees may contribute up to the legal amount allowed by law.  The Company matches one quarter of the employee’s contribution up to a maximum of 4% of the employee’s wages.  Employees are vested in the Company’s contribution 25% a year and are fully vested after four years.  The Company’s contributions for the three months ended September 30, 2009 and 2008 were $6,399 and $8,658 respectively.  The Company’s contributions for the nine months ended September 30, 2009 and 2008 were $7,997 and $23,987, respectively.

NOTE F—COMMITMENTS/LEASES

The Company entered into a lease agreement on July 8, 2005 for office space.  The current lease agreement is in effect from August 2008 to August 2009, and at that time is up for renewal.  Monthly fees are $1,040.

Total rent expense for the three months ended September 30, 2009 and 2008 was $4,370 and $4,549, respectively.  Total rent expense for the nine months ended September 30, 2009 and 2008 was $13,327 and $13,654, respectively.

NOTE G—RELATED PARTIES

The Company has a Note Receivable with one of its officers and major shareholders.  The note is payable on demand and bears 8% interest per annum.  The outstanding balance as of September 30, 2009 is $234,784.

Annual payments including principal and interest are as follows:

Year-ended	Interest	Principal
2009	$10,775	$9,165
2010	$17,445	16,738
2011	$16,055	15,206
2012	$14,551	19,632
2013	$12,921	21,262
2014 and thereafter	$35,299	152,781
Total principal and interest payments	$107,046	$234,784

The above Related Party Loan is secured by 8,000,000 shares of stock owned by the related party.

NOTE H—NET INCOME/ (LOSS) PER COMMON SHARE

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted income per shares is as follows for the three months ended September 30, 2009 and 2008 are as follows:

	For the 3 months ended September 30, 2009			For the 3 Months Ended September 30, 2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income/(Loss)	$24,884			$(51,844)
Basic EPS
Income available to common stockholders	24,884	27,810,232	$0.00	(51,844)	25,957,753	$0.00
Effect of Dilutive Securities
Warrants
Convertible preferred stock		29,713			29,713
Diluted EPS
Net Income/(Loss)	24,884	27,839,945	$0.00	(51,844)	25,987,466	$0.00

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted income per shares is as follows for the nine months ended September 30, 2009 and 2008 are as follows:

	For the 9 months ended September 30, 2009			For the 9 Months Ended September 30, 2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income/(Loss)	$24,884			$(118,907)
Basic EPS
Income available to common stockholders	24,884	27,720,305	$0.00	(118,907)	25,744,896	$0.00
Effect of Dilutive Securities
Warrants
Convertible preferred stock		29,713			29,713
Diluted EPS
Net Income/(Loss)	24,884	27,750,018	$0.00	(118,907)	25,774,609	$0.00

NOTE I—LINE OF CREDIT

Two of the Company’s subsidiaries have lines of credit with Bank of America.  The line of credit for CKO is 10.75% interest and the line of credit for CYIOS Group is 14.75%.  The outstanding balances of the line of credit by Subsidiary as of September 30, 2009 are as follows:

CKO	$45,842
CYIOS Group	33,050
$78,892

NOTE J—PREPAIDS

On January 29, 2009, the company issued 550,000 shares of common stock to a consulting firm for services to be rendered through the rest of 2009.  The Company measured the value of the stock given for services at the date given, January 29, 2009 (measurement/grant date).  The total value of the services has been estimated to be $27,500 which is based on a fair market value per share of $.05 on January 29, 2009.  The company recorded this amount as prepaid and will expense the balance over the remaining 11 months of 2009.  The total amount of the prepaid expensed in the first 3 quarters of 2009 was $20,000, leaving a remaining prepaid balance of $7,500 as of September 30, 2009.

Item 2. Management’s Discussion and Analysis

The following discussion should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this report.

INTRODUCTION

CYIOS Corporation and its subsidiaries are collectively referred to as CYIOS. The following Management Discussion and Analysis of Financial Condition and Results of Operations was prepared by management and discusses material changes in the financial condition and results of operations and cash flows for 3rd quarter ended September 30, 2009 and 2008 for CYIOS. Such discussion and comments on the liquidity and capital resources should be read in conjunction with the information contained in the accompanying unaudited consolidated financial statements prepared in accordance with U.S. GAAP.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by management, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include risks and uncertainties set forth under the heading “Risk Factors” and elsewhere in this Form 10-Q.

CORPORATE OVERVIEW

CYIOS Corporation operates two subsidiaries. CYIOS Corporation and CKO Incorporated are the two vehicles where the company operates its business.  The company, through its services subsidiary, CYIOS Corporation, provides innovative Business Transformation and Information Technology solutions to the United States Army, Department of Defense (DoD), and other prospective U.S. Government agencies. CYIOS Corporation supports its customers through a variety of current contract vehicles including prime contracts, subcontracts, sole source, blanket purchase agreements, and multiple award task orders extending as far out as 2010. CYIOS Corporation has received many commendations for its outstanding customer service and support in systems integration and application development, knowledge management and business transformation, and program and project management. As a certified Small Business, CYIOS Corporation provides its services within the following North American Industry Classification System (NAICS) codes:

518112	WEB SEARCH PORTALS
518210	DATA PROCESSING, HOSTING AND RELATED SERVICES
519100	OTHER INFORMATION SERVICES
519190	ALL OTHER INFORMATION SERVICES
541510	COMPUTER SYSTEMS DESIGN AND RELATED SERVICES
541511	CUSTOM COMPUTER PROGRAMMING SERVICES
541512	COMPUTER SYSTEMS DESIGN SERVICES
541513	COMPUTER FACILITIES MANAGEMENT SERVICES
541519	OTHER COMPUTER RELATED SERVICES
541611	ADMIN. MANAGEMENT AND GENERAL MGMT CONSULTING SERVICES
541618	OTHER MANAGEMENT CONSULTING SERVICES
541690	OTHER SCIENTIFIC AND TECHNICAL CONSULTING SERVICES

CKO Incorporated is CYIOS’ subsidiary, which offers the product CYIPRO; a business transformation tool that utilizes the first project based operating system (OS). This new project OS is the nucleus of why CYIPRO can transform your people, processes and information into a productive, effective and rich environment. CYIPRO securely brings the latest concepts of business transformation and technology to fruition. CYIOS built the prototype for the U.S. Army, named AKO, which now serves over 1.8 million Army users worldwide and has built CYIPRO to complement knowledge management and business transformation for agencies and commercial business. CYIPRO was developed as an agency-level business transformation solution in response to Government initiatives in teleworking led by OPM and GSA; the President’s Management Agenda and its focus on retaining human capital; FISMA, HSPD-12 and PKI for secure communications through common access cards; Lean Six Sigma to improve workflow and reduce redundancies; and the Clinger-Cohen Act to improve efficiencies in technology. CYIPRO has been positioned to work in conjunction with the AKO model to sell as a customized product to Federal, State and Local Governments. This, in turn, can lead to growth in service contracts for business transformation and modernization solutions.

RECENT DEVELOPMENTS

In the 3rd Quarter 2009, our numbers show significant profit over last year this time. We are a public company without the benefits of raising capital for the company and this is a serious issue with our growth. We have engaged with a financial advisor and file an S-8 to issue shares for payment. This advisor will help find the right investor(s) to help fuel our business growth – with this help in the neighborhood initially $300,000 up to $1M. Our growth will be substantially higher and really has no hard line of a ceiling once we have these funds in place. Our industry is over $100 billion dollar industry and we have proven our capabilities and shown our successes. We are currently speaking with investors and plan on closing a deal very shortly.

FINANCIAL CONDITION

We currently have financial resources to support our operational (overhead) staff and our product, CYIPRO. We have been profitable and have outstanding bids waiting to be awarded. We sustained a profit for the 1st, 2nd and now third quarter of 2009.  We are looking for, and engaged with, investors to raise capital for growth and to establish our advisory board.

OVERVIEW

CYIOS does business as a leading systems integrator and Knowledge Management Solutions provider supporting the United States Army.  All of CYIOS’ revenue is derived from the services it provides for single and multiple year awards to different US Army and US Government agencies.  CKO, Inc., one of the CYIOS subsidiaries provides a designed online office management product which is known as CYIPRO.  For the three and nine months ended September 30, 2009 and 2008, CYIOS received no revenue from CYIPRO.

RESULTS OF OPERATIONS

Revenue:  Total sales for the 3rd quarter 2009 were $569,717 as compared to $340,781 in sales for the 3rd quarter 2008, an increase of approximately 40.18%.  Total sales for the nine months ended September 30, 2009 were $1,433,360 as compared to total sales for the nine months ended September 30, 2008 of $1,122,346, an increase of 21.70%.  The overall increase in sales was due to the Company winning new contracts in 2009.

Cost of Sales:  Cost of sales for the 3rd quarter ended September 30, 2009 were $333,505, resulting in a gross profit of $236,212 (41.46% gross profit margin) compared to cost of sales for the 3rd quarter ended September 30, 2008 of $184,949, resulting in a gross profit of $155,821 (45.73% gross profit margin).  Cost of sales for the for the nine months ended September 30, 2009 were $827,899, resulting in a gross profit of $605,461 (42.24% gross profit margin) compared to cost of sales for the same period ended in 2008 of $593,472, resulting in a gross profit of $528,874 (47.12% gross profit margin).  Cost of sales have increased for the 3rd  quarter in 2009 as compared to 2008 by approximately 34.03% overall.  Cost of sales for the nine months ended September 30, 2009 increased 28.32 % over the same period for 2008.  Cost of sales consists solely of direct labor expense which can best be described as contracted services being rendered. We have to pay higher than average salaries to employ the best trained staff and we must also offer the best benefits for these staff.

Indirect Labor:  Indirect labor expense increased by $47,456 or approximately 25.24% to $188,023 for the 3rd quarter ended September 30, 2009 from $140,567 for the 3rd quarter ended September 30, 2008.  Indirect labor expense also increased by $13,144 or approximately 3.02% to $435,422 for the nine months ended September 30, 2009 from $422,278 for the same period ended in 2008.  The increase is a direct result of the hiring of a new administrative staff person.

Consulting and Professional Fees:  Consulting and professional fees for the 3rd quarter ended September 30, 2009 was $24,638 as compared to $41,118 for the 3rd quarter ended September 30, 2008, resulting in an decrease of $47,456.  Consulting and professional fees for the nine months ended September 30, 2009 was $90,360 as compared to $139,057 for the for the same period ended in 2008, resulting in a decrease of $48,697.  The overall decrease from 2009 to 2008 was a result of a decrease in our use of consultants’ services.

Depreciation and Interest Expense:  Interest expense for the 3rd quarter ended September 30, 2009 was $91, as compared to $1,386 for the 3rd quarter ended September 30, 2008.  Total interest expense for the nine months ended September 30, 2009 was $1,511 as compared to $6,344 for the same period in 2008.  The reduction is a result in the reduction of the principal balance on the Lines of Credit.  Depreciation expense for the 3rd quarter ended September 30, 2009 was $196 as compared to $196 for the same quarter ended September 30, 2008.  Depreciation expense for the nine months ended September 30, 2009 and 2008 were $588 for both.

Selling, General, and Administrative:  Selling, general and administrative expenses for the 3rd quarter ended September 30, 2009 was $16,592 as compared to $25,431 for the 3rd quarter ended September 30, 2008—a decrease of $8,839 or approximately 53.27%. Selling, general and administrative expense for the nine months ended September 30, 2009 was $56,510 as compared to $81,469 for the same period ended in 2008—a decrease of $24,959 or approximately 44.17%.  Selling, general, and administrative expenses consist primarily of advertising, conference fees, fees, insurance, office supplies, rent, and travel and entertainment expenses.  The company has made an effort to reduce these expenses to only what is necessary.

Net Income/(Loss) from Operations:  Net income for the 3rd quarter ended September 30, 2009 was $7,884 as compared to a net loss of $51,844 for the 3rd quarter ended September 30, 2008—an increase of $59,728.  The increase is primarily due to the fact that we won new contracts and our sales have increased and we have trimmed our Selling, general and administrative expenses.  Net income for the nine months ended September 30, 2009 totaled $24,883 compared to a net loss of $118,907 for the same period in 2008.  We have won new contracts which have resulted in additional sales, and we should continue to be profitable for the remainder of 2009.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:  At September 30, 2009, CYIOS had cash and cash equivalents of $12,360, compared with $21,481 at September 30, 2008, a decrease of $9,121.

During the nine months ending September 30, 2009, cash used in operating activities was $52,939, consisting primarily of the net income for the nine months ended September 30, 2009 of $24,884 offset by non-cash charges to:

•	Depreciation charges of $588;
•	Stock based compensation in the amount of $47,500;

•
Working capital changes of $125,911, consisting of a net increase of $196,417 in Accounts Receivable and Other Assets and a net increase of $70,506 in Accrued Expenses, Payroll Taxes Payable, and Accounts Payable.

Investing activities for the nine months ended September 30, 2009 provided cash in the amount of $27,728, consisting of a decrease in the Shareholder’s Loan Receivable.

Financing activities for the nine months ended September 30, 2009 provided cash in the amount of $10,501, consisting of:

•	Proceeds from the sale of Common Stock in the amount of $20,000 less.
•	Payments made on the Line of Credit in the amount of $9,499.

Our long-term working capital and capital requirements will depend upon numerous factors, including our efforts to continue to improve operational efficiency and conserve cash.

Off-Balance Sheet Arrangements:  The Company does not have any off-balance sheet arrangements with any party.

Critical Accounting Estimates:  There have been no material changes in our critical accounting policies or critical accounting estimates since 2000 nor have we adopted an accounting policy that has or will have a material impact on our consolidated financial statements.

OUTSTANDING SHARE DATA

The outstanding share data as of September 30, 2009 and 2008 is as follows:

	Number of shares outstanding
	2009	2008
Common Shares	28,032,210	26,107,210
Preferred Shares	29,713	29,713

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Management does not believe that there is any material risk exposure with respect to derivative or other financial instruments that would require disclosure under this item.

Item 4. Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the specified time periods. Our Chief Executive Officer and its Principal Financial Officer (collectively, the “Certifying Officers”) are responsible for maintaining our disclosure controls and procedures. The controls and procedures established by us are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

As of the end of the period covered by this report, the Certifying Officers evaluated the effectiveness of our disclosure controls and procedures. Based on the evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.

The Certifying Officers have also concluded, based on their evaluation of our controls and procedures that as of September 30, 2009, our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

The Certifying Officers have also concluded that there was no change in our internal controls over financial reporting identified in connection with the evaluation that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During the year 2008, we became aware of the fact that the Shareholder Loan outstanding to our CEO and major shareholder is considered to be a prohibited transaction according to Section 402 of the Sarbanes-Oxley Act of 2002.  However, Section 402 does contain a grandfather clause exempting from the prohibition any loans maintained by the issuer on July 30, 2002; provided, however, that there are no material modifications to, or renewal of the terms of, such loans following that date.  A portion of the Shareholder Loan does meet the exemption rules of the grandfather clause; however, after that date additional amounts were added to the Shareholder Loan.  The Company has addressed this issue and is disclosing the matter here and has executed a new promissory note for the full amount owed to the Company of $262,512.  The terms of the promissory note state that the payoff of the note must be made within a reasonable amount of time and bears an interest rate of 8% per annum.  The outstanding balance of the Shareholder Loan was $234,784 as of September 30, 2009.  The Company will no longer make payments to the CEO or any other executive officer or director that would be classified as a loan.

Item 4T. Controls and Procedures

(a) Conclusions regarding disclosure controls and procedures. Disclosure controls and procedures are the Company’s controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 promulgated under the Exchange Act as of September 30, 2009.  Our disclosure controls and procedures were designed to provide reasonable assurance that the information required to be disclosed in reports filed Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified and that it is accumulated and communicated to our management, including certifying officers, as appropriate to allow timely decisions regarding timely disclosure.  Our management including our certifying officer concludes that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by the report.

(b) Management’s Report On Internal Control Over Financial Reporting. It is management’s responsibilities to establish and maintain adequate internal controls over the Company’s financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; and

•           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management of the issuer; and

•           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

As of the end of the period covered by the Quarterly Report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, of the effectiveness of our internal control over financial reporting.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on that evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that, as of the end of such period, internal controls over financial reporting were effective as of the end of the period covered by the Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

This Quarterly Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Quarterly Report.

(c) Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings
None

Item 1A. Risk Factors

RISK FACTORS

Our business entails a significant degree of risk and uncertainty, and an investment in our securities should be considered highly speculative. What follows is a general description of the material risks and uncertainties, which may adversely affect our business, our financial condition, including liquidity and profitability, and our results of operations, ultimately affecting the value of an investment in shares of our common stock. In addition to other information contained in this Form 10-Q, you should carefully consider the following cautionary statements and risk factors:

General Business Risks

Our limited operating history may not serve as an adequate basis upon which to judge our future prospects and results of operations.

We were incorporated in October 1997, but only began our present operation in September 2005, and, as such, we have a limited operating history, and our historical operating activities may not provide a meaningful basis upon which to evaluate our business, financial performance or future prospects.
We may not be able to achieve similar operating results in future periods, and, accordingly, you should not rely on our results of operation for prior periods as indications of our future performance.

Our historical operating losses and negative cash flows from operating activities raise an uncertainty as to our ability to continue as a going concern.

We have a history of operating losses and negative cash flows from operating activities. In the event that we are unable to sustain our current profitability or are otherwise unable to secure external financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our security holders losing their entire investment. Our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern.

Our liquidity and capital resources are very limited.

Our ability to fund working capital and anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions, our ability to win government contracts, our private customers, actions of our competitors and other factors that are beyond our control. Our ability to fund operating activities is also dependent upon (i) the extent and availability of bank and other credit facilities, (ii) our ability to access external sources of financing, and (iii) our ability to effectively manage our expenses in relation to revenues. There can be no assurance that our operations and access to external sources of financing will continue to provide resources sufficient to satisfy liabilities arising in the ordinary course of our business.

Our accumulated deficit makes it more difficult for us to borrow funds.

As of the fiscal year ended December 31, 2008, and as a result of historical operating losses from prior years, our accumulated deficit was $23,866,618. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

Risks Associated with our Business and Industry

We depend on contracts with federal government agencies for all of our revenue, and if our relationships with these agencies were harmed our future revenues and growth prospects would be adversely affected.

Revenues derived from contracts with federal government agencies accounted for all of our revenues for the 1st quarter ended September 30, 2009, and we believe that federal government agencies will continue to be the source of all or substantially all of our revenues for the foreseeable future.

For this reason, any issues that compromise our relationship with agencies of the federal government in general, or with the Department of Defense in particular, would have a substantial adverse effect on our business. Key among the factors in maintaining our relationships with federal government agencies are our performance on individual contracts, the strength of our professional reputation and the relationships of our key executives with government personnel. To the extent that our performance does not meet expectations, or our reputation or relationships with one or more key personnel are impaired, our business, financial condition and results of operations will be negatively affected and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

The federal government may modify, curtail or terminate our contracts at any time prior to their completion, which would have a material adverse affect on our business.

Federal government contracts are highly regulated and federal laws and regulations require that our contracts contain certain provisions which allow the federal government to, among other things:

•	terminate current contracts at any time for the convenience of the government, provided such termination is made in good faith;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	curtail or modify current contracts if requirements or budgetary constraints change; and

•	Adjust contract costs and fees on the basis of audits done by its agencies.

Should the federal government modify, curtail or terminate our contracts for any reason, we may only recover our costs incurred and profit on work completed prior to such modification, curtailment or termination. The federal government regularly reviews our costs and performance on its contracts, as well as our accounting and general business practices. The federal government may reduce the reimbursement for our fees and contract-related costs as a result of such an audit.  There can be no assurance that one or more of our federal government contracts will not be modified, curtailed or terminated under these circumstances, or that we would be able to procure new federal government contracts to offset the revenue lost as a result of any modification, curtailment or termination. As our revenue is dependent on our procurement, performance and receipt of payment under our contracts with the federal government, the loss of one or more critical contracts could have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

The federal government has increasingly relied upon contracts that are subject to a competitive bidding process. If we are unable to consistently win new awards under these contracts our business may be adversely affected.

We obtain many of our contracts with the federal government through a process of competitive bidding and, as the federal government has increasingly relied upon contracts that are subject to competitive bidding, we expect that much of the business we are awarded in the foreseeable future will be through such a process.

There are substantial costs and a number of risks inherent in the competitive bidding process, including the costs associated with management time necessary to prepare bids and proposals that we may not be awarded, our failure to accurately estimate the resources and costs required to service contracts that we are awarded, and the risk that we may encounter unanticipated expenses, delays or modifications to contracts previously awarded.  Our failure to effectively compete and win contracts through, or manage the costs and risks inherent in the competitive bidding process could have a material adverse effect on our business, financial condition and results of operations.

Our revenues and growth prospects may be adversely affected if we or our employees are unable to obtain the requisite security clearances or other qualifications needed to perform services for our customers.

Many federal government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract. Employee misconduct, including security breaches, or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or our ability to contract with the federal government, which would have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

Because we are a federal government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with applicable laws or regulations could have a material adverse effect on our business and reputation.

Because we are a federal government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with applicable laws or regulations could have a material adverse effect on our business and reputation. Such misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in federal government contracts and any other applicable laws or regulations. Many of the systems we develop involve managing and protecting information relating to national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. Other examples of potential employee misconduct include time card fraud and violations of the Anti-Kickback Act. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees could subject us to fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, any of which would have a material adverse effect on our business, financial condition and results of operations and we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers. Such laws and regulations may potentially impose added costs on our business and our failure to comply with applicable laws and regulations may lead to penalties and the termination of our federal government contracts. Some significant regulations that affect us include:

•	the Federal Acquisition Regulations and their supplements, which regulate the formation, administration and performance of federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations; and

•	The Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

Additionally, our contracts with the federal government are subject to periodic review and investigation. Should such a review or investigation identify improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of our contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. We could also suffer harm to our reputation, which would impair our ability to win awards of contracts in the future or receive renewals of existing contracts. Although we have never had any material civil or criminal penalties or administrative sanctions imposed upon us, it is not uncommon for companies in our industry to have such penalties and sanctions imposed on them. If we incur a material penalty or administrative sanction in the future, our business, financial condition and results of operations could be adversely affected.

Our business is subject to routine audits and cost adjustments by the federal government, which, if resolved unfavorably to us, could adversely affect our financial condition.

Federal government agencies routinely audit and review their contractors’ performance, cost structure and compliance with applicable laws, regulations and standards. They also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Such audits may result in adjustments to our contract costs, and any costs found to be improperly allocated will not be reimbursed.

We incur significant pre-contract costs that if not reimbursed would deplete our cash balances and adversely affect our financial condition.

We often incur costs on projects outside of a formal contract when customers ask us to begin work under a new contract that has yet to be executed, or when they ask us to extend work we are currently doing beyond the scope of the initial contract.

We incur such costs at our risk, and it is possible that the customers will not reimburse us for these costs if we are ultimately unable to agree on a formal contract which could have an adverse effect on our business, financial condition and results of operations.

Our intellectual property may not be adequately protected from unauthorized use by others, which could increase our litigation costs and adversely affect our business.

Our intellectual properties, including our brands, are some of the most important assets that we possess in our ability to generate revenues and profits and we rely significantly on these intellectual property assets in being able to effectively compete in our markets. However, our intellectual property rights may not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and services and a reduction in our own ability to generate revenue. Moreover, if we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case.

We face substantial competition in attracting and retaining qualified senior management and key personnel and may be unable to develop and grow our business if we cannot attract and retain as necessary, or if we were to lose our existing, senior management and key personnel.

Our success, to a large extent, depends upon our ability to attract, hire and retain highly qualified and knowledgeable senior management and key personnel who possess the skills and experience necessary to execute our business strategy. Our ability to attract and retain such senior management and key personnel will depend on numerous factors, including our ability to offer salaries, benefits and professional growth opportunities that are comparable with and competitive to those offered by more established companies operating in our industries and market segments. We may be required to invest significant time and resources in attracting and retaining, as necessary, additional senior management and key personnel, and many of the companies with which we will compete for any such individuals have greater financial and other resources, affording them the ability to undertake more extensive and aggressive hiring campaigns, than we can. Furthermore, an important component to overall compensation offered to senior management and key personnel may be equity. If our stock prices do not appreciate over time, it may be difficult for us to attract and retain senior management and key personnel. Moreover, should we lose our key personnel, we may be unable to prevent the unauthorized disclosure or use of our trade secrets, including our practices, procedures or client lists. The normal running of our operations may be interrupted, and our financial condition and results of operations negatively affected, as a result of any inability on our part to attract or retain the services of qualified and experienced senior management and key personnel, our existing key personnel leaving and a suitable replacement not being found, or should any former member of senior management or key personnel disclose our trade secrets.

The loss of our Chief Executive Officer could have a material adverse effect on our business.

Our success depends to a large degree upon the skills, network and professional business contacts of our Chief Executive Officer, Timothy Carnahan. We have no employment agreement with, Timothy Carnahan, and there can be no assurance that we will be able to retain him or, should he choose to leave us for any reason, to attract and retain a replacement or additional key executives. The loss of our Chief Executive Officer would have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, raising substantial doubts as to our ability to continue as a going concern.

Risks Associated with an Investment in our Common Stock

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are quoted on the OTC Bulletin Board (owned and operated by the NASDAQ Stock Market, Inc.) under the symbol “CYIO”, there is not currently an active trading market for our common stock and an active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Since our common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	changes in, or failure to achieve, financial estimates by securities analysts;

•	new products or services introduced or announced by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock; and

•	General stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value.

The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock is quoted on the OTC Bulletin Board (owned and operated by the NASDAQ Stock Market, Inc). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the NASDAQ National Market, you may have difficulty reselling any of the shares of our common stock that you may own.

Our common stock is subject to the “penny stock” regulations, which are likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on a national securities exchange or quoted on the NASDAQ National Market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver to a prospective investor a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the prospective investor with current bid and ask quotations for the penny stock;

•	explain to the prospective investor the compensation of the broker-dealer and its salesperson in the transaction;

•	provide investors monthly account statements showing the market value of each penny stock held in the their account; and

•	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Future issuances by us or sales of our common stock by our officers or directors may dilute your interest or depress our stock price.

We may issue additional shares of our common stock in future financings or may grant stock options to our employees, officers, directors and consultants under our 2006 Employee Stock Option Plan and 2007 Equity Incentive Plan. Any such issuances could have the effect of depressing the market price of our common stock and, in any case, would dilute the interests of our common stockholders. Such a depression in the value of our common stock could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation. Furthermore, shares owned by our officers or directors which are registered in a registration statement, or which otherwise may be transferred without registration pursuant to an applicable exemptions under the Securities Act of 1933, as amended, may be sold. Because of the perception by the investing public that a sale by such insiders may be reflective of their own lack of confidence in our prospects, the market price of our common stock could decline as a result of a sell-off following sales of substantial amounts of common stock by our officers and directors into the public market, or the mere perception that these sales could occur.

We do not intend to pay any common stock dividends in the foreseeable future.

We have never declared or paid a dividend on our common stock and, because we have very limited resources and a substantial accumulated deficit, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None to report

Item 3. Defaults Upon Senior Securities.
Not Applicable

Item 4. Submission of Matters to a Vote of Security Holders.
Not Applicable

Item 5. Other Information.
Not Applicable

Item 6. Exhibits

The exhibits to this form are listed in the attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYIOS Corporation
(Registrant)

Date: February 24, 2010	/s/ Timothy Carnahan
Timothy Carnahan
Chairman of the Board,
Chief Executive Officer and Principal
Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

31.1	Certification of Timothy Carnahan, Chairman, Chief Executive Officer and Principal Financial Officer.*

32	Statement required by 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

* filed herein

Exhibit 31.1
Certification Pursuant to Section 13a-14 of the Securities Exchange Act of 1934 of Timothy Carnahan (CYIOS Corporation Chairman of the Board, Chief Executive Officer, and Principal Financial Officer)

I, Timothy Carnahan, certify that:

1.	I have reviewed this report on Form 10-Q for the quarter ended September 30, 2009 of CYIOS Corporation (“registrant”);

2.
Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting,  to the registrant's auditors and board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information (all of which do not apply); and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2009

/s/ Timothy Carnahan
Timothy Carnahan
Chairman of the Board, Chief Executive Officer, and
Principal Financial Officer

Exhibit 32

STATEMENT REQUIRED BY 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of CYIOS Corporation for the nine months ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy Carnahan, our Chairman of the Board, Chief Executive Officer and Principal Financial Officer, certify that:

*   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

*   information contained in the Report fairly presents, in all material respects, our consolidated financial condition and results of operations.

/s/ Timothy Carnahan
Timothy Carnahan
Chairman of the Board, Chief Executive Officer, and Principal Financial Officer

February 24, 2009

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by us for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.